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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of _______________________________________________________April 2005

ZENA CAPITAL CORP.

(Name of Registrant)

750 West Pender Street, #604, Vancouver, British Columbia  V6C 2T7

Executive Offices

1.  Audited Financial Statements: Fiscal Year Ended 12/31/2004

    Form 52-109FT2: CEO Certification of Annual Filings During Transition Period

    Form 52-109FT2: CFO Certification of Annual Filings During Transition Period

2.  Fiscal Year Financial Statements: Management’s Discussion and Analysis

3.  Stock Option Plan, dated 3/31/2004

4.  Escrow Agreement, dated 4/20/2004

5.  Notice of Annual General Meeting and Record Date, dated 4/12/2005

6.  Notice of Annual General Meeting, dated 5/5/2005

7.  AGM Information Circular, dated 5/5/2005

8.  AGM Proxy, dated 5/5/2005

9.  Form 43 Transition Application, dated 4/21/2005

10.  Press release, May 3, 2005

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.

Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes ___     No xxx

SEC 1815 (11-2002)   Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays  a currently valid OMB control number.

ZENA CAPITAL CORP.

(An Exploration Stage Company)

REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

(Stated in Canadian Dollars)

AUDITORS’ REPORT

To the Shareholders,

Zena Capital Corp.

(An Exploration Stage Company)

We have audited the consolidated balance sheets of Zena Capital Corp. (an exploration stage company) as at December 31, 2004 and 2003 and the consolidated statements of operations and cash flows for the years ended December 31, 2004, 2003 and 2002 and for the period February 8, 2000 (Date of Incorporation) to December 31, 2004 and the consolidated statement of shareholders’ equity for the period February 8, 2000 (Date of Incorporation) to December 31, 2004.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years ended December 31, 2004, 2003 and 2002 and for the period February 8, 2000 (Date of Incorporation) to December 31, 2004, in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada	“Morgan & Company”
April 19, 2005	Chartered Accountants

Comments By Auditors For U.S. Readers On Canada – U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is substantial doubt about a company’s ability to continue as a going concern. The accompanying financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes the realization of assets and discharge of liabilities in the normal course of business.  As discussed in Note 1 to the accompanying financial statements, the Company has incurred substantial losses from operations, has yet to achieve profitable operations and is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable, all of which raises substantial doubt about the Company’s ability to continue as a going concern.  The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our report to the shareholders dated April 19, 2005 is expressed in accordance with Canadian reporting standards which do not permit a reference to such uncertainty in the auditors’ report when the uncertainty is adequately disclosed in the financial statements.

Vancouver, Canada	“Morgan & Company”
April 19, 2005	Chartered Accountants

ZENA CAPITAL CORP.

(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

December 31, 2004 and 2003

(Stated in Canadian Dollars)

ASSETS	2004	2003

Current
Cash and term deposits – Note 6	$ 92,207	$ 163,724
GST receivable	1,442	4,393
Accrued interest receivable	820	1,091
Prepaid expenses and deposits	4,650	15,500

	99,119	184,708
Mineral property – Note 4 and Schedule 1	271,034	106,955

	$ 370,153	$ 291,663

LIABILITIES

Current
Accounts payable – Note 7	$ 21,946	$ 22,786

SHAREHOLDERS’ EQUITY

Share Capital – Note 5	592,109	327,709
Share subscriptions – Note 5	-	100,000
Contributed surplus	21,351	-
Deficit accumulated during the exploration stage	(265,253)	(158,832)

	348,207	268,877

	$ 370,153	$ 291,663

Nature and Continuance of Operations – Note 1

Commitments – Notes 4 and 5

Subsequent Event – Note 5

APPROVED BY THE DIRECTORS:

“Terry Amisano”	Director	“Kevin Hanson”	Director

SEE ACCOMPANYING NOTES

ZENA CAPITAL CORP.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS

for the years ended December 31, 2004, 2003 and 2002

and for the period from February 8, 2000 (Date of Incorporation) to December 31, 2004

(Stated in Canadian Dollars)

				February 8, 2000
				(Date of
				Incorporation) to
				December 31,
	2004	2003	2002	2004

Administrative Expenses
Accounting and audit fees – Note 7	$ 17,991	$ 10,784	$ 12,865	$ 52,905
Consulting fees – Note 7	30,044	-	3,300	33,344
Filing fees	8,993	13,142	3,650	26,985
Interest and bank charges	1,547	309	284	2,669
Investor relation costs	4,209	2,315	812	7,836
Legal fees	10,062	15,532	11,456	43,809
Office and miscellaneous – Note 7	10,347	9,670	9,462	36,604
Printing	1,133	726	-	4,246
Rent – Note 7	12,500	9,000	9,000	37,625
Sponsorship costs	14,750	7,500	-	22,250
Transfer agent	8,519	4,383	2,970	20,149
Travel – Note 7	2,674	1,027	2,100	8,616

Loss before other items	(122,769)	(74,388)	(55,899)	(297,038)

Other items:
Interest income	2,099	4,141	7,885	29,216
Project investigation costs	-	(5,680)	-	(5,680)
Write-down of promissory note	-	-	(6,000)	(6,000)
Stock-based compensation	(21,351)	-	-	(21,351)

Loss for the period before income tax provision	(142,021)	(75,927)	(54,014)	(300,853)

Recovery of future income tax asset – Note 2	35,600	-	-	35,600

Net loss for the period	$ (106,421)	$ (75,927)	$ (54,014)	$ (265,253)

Basic and diluted loss per share	$ (0.02)	$ (0.02)	$ (0.04)

Weighted average number of shares outstanding	4,592,819	3,667,500	1,415,500

SEE ACCOMPANYING NOTES

ZENA CAPITAL CORP.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended December 31, 2004, 2003 and 2002

and for the period from February 8, 2000 (Date of Incorporation) to December 31, 2004

(Stated in Canadian Dollars)

				February 8, 2000
				(Date of
				Incorporation) to
				December 31,
	2004	2003	2002	2004

Operating Activities
Net loss for the period	$ (106,421)	$ (75,927)	$ (54,014)	$ (265,253)
Non-cash items:
Write-down of promissory note	-	-	6,000	6,000
Stock-based compensation	21,351	-	-	21,351
Recovery of future income tax asset	(35,600)	-	-	(35,600)
Changes in non-cash working capital items related to operations:
GST receivable	2,951	(3,057)	(67)	(1,442)
Accrued interest receivable	271	3,496	3,787	(820)
Prepaid expenses and deposits	10,850	(15,500)	-	(4,650)
Accounts payable	(840)	9,430	11,356	21,946

Cash used in operating activities	(107,438)	(81,558)	(32,938)	(258,468)

Investing Activities
Promissory note receivable repaid (advanced)	-	20,000	(26,000)	(6,000)
Mineral property costs	(164,079)	(106,955)	-	(271,034)

Cash used in investing activities	(164,079)	(86,955)	(26,000)	(277,034)

Financing Activities
Issuance of share capital	300,000	-	-	627,709
Share subscriptions received	(100,000)	100,000	-	-

Cash provided by financing activities	200,000	100,000	-	627,709

Increase (decrease) in cash during the period	(71,517)	(68,513)	(58,938)	92,207

Cash and term deposits, beginning of period	163,724	232,237	291,175	-

Cash and term deposits, end of period	$ 92,207	$ 163,724	$ 232,237	$ 92,207

…/Cont’d.

ZENA CAPITAL CORP.

Continued

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended December 31, 2004, 2003 and 2002

and for the period from February 8, 2000 (Date of Incorporation) to December 31, 2004

(Stated in Canadian Dollars)

				February 8, 2000
				(Date of
				Incorporation) to
				December 31,
	2004	2003	2002	2004

Cash and term deposits represented by:
Cash	$ 15,207	$ 103,188	$ 13,237	$ 15,207
Term deposit	73,000	60,536	219,000	73,000
Funds held in trust	4,000	-	-	4,000

	$ 92,207	$ 163,724	$ 232,237	$ 92,207

Supplementary disclosure of cash flow information:
Cash paid for:
Interest	$ -	$ -	$ -	$ -

Income taxes	$ -	$ -	$ -	$ -

SEE ACCOMPANYING NOTES

ZENA CAPITAL CORP.

(An Exploration Stage Company)

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

for the period from February 8, 2000 (Date of Incorporation) to December 31, 2004

(Stated in Canadian Dollars)

					Deficit
					Accumulated
	Common Stock		Common		during the
	Issued		Stock	Contributed	Exploration
	Shares	Amount	Subscriptions	Surplus	Stage	Total

Balance, February 8, 2000	-	$ -	$ -	$ -	$ -	$ -
Cash received on share subscriptions – at $0.075	2,250,000	168,750	-	-	-	168,750
Net loss for the period	-	-	-	-	(674)	(674)

Balance, December 31, 2000	2,250,000	168,750	-	-	(674)	168,076

Shares issued for cash
Pursuant to an initial public offering – at $0.15	1,350,000	202,500	-	-	-	202,500
Less: finance charges	-	(53,666)	-	-	-	(53,666)
Pursuant to the exercise of agent’s share purchase options – at $0.15	67,500	10,125	-	-	-	10,125
Net loss for the year	-	-	-	-	(28,217)	(28,217)

Balance, December 31, 2001	3,667,500	327,709	-	-	(28,891)	298,818

Net loss for the year	-	-	-	-	(54,014)	(54,014)

Balance, December 31, 2002	3,667,500	327,709	-	-	(82,905)	244,804

…/cont’d

Continued

ZENA CAPITAL CORP.

(An Exploration Stage Company)

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

for the period from February 8, 2000 (Date of Incorporation) to December 31, 2004

(Stated in Canadian Dollars)

					Deficit
					Accumulated
	Common Stock		Common		during the
	Issued		Stock	Contributed	Exploration
	Shares	Amount	Subscriptions	Surplus	Stage	Total

Shares subscribed for cash	-	-	100,000	-		100,000
Net loss for the year	-	-		-	(75,927)	(75,927)

Balance, December 31, 2003	3,667,500	327,709	100,000	-	(158,832)	268,877

Shares issued for cash
Pursuant to a private placement – at $0.225	1,333,333	300,000	(100,000)	-	-	200,000
Recovery of future income tax asset	-	(35,600)	-	-	-	(35,600)
Fair market value of stock-based compensation	-	-	-	21,351	-	21,351
Net loss for the year	-	-	-	-	(106,421)	(106,421)

Balance, December 31, 2004	5,000,833	$ 592,109	$ -	$ 21,351	$ (265,253)	$ 348,207

SEE ACCOMPANYING NOTES

Schedule 1

ZENA CAPITAL CORP.

(An Exploration Stage Company)

SCHEDULE OF ACQUISITON AND DEFERRED EXPLORATION COSTS

for the years ended December 31, 2004 and 2003

(Unaudited – Prepared by Management)

(Stated in Canadian Dollars)

	Balance at		Balance at		Balance at
	December 31,		December 31,		December 31,
	2002	Additions	2003	Additions	2004

Acquisition costs
Option payments	$ -	$ 10,000	$ 10,000	$ -	$ 10,000
Legal fees	-	9,211	9,211	-	9,211
Advance royalty payments	-	1,200	1,200	-	1,200

Balance, ending	-	20,411	20,411	-	20,411

Deferred exploration costs
Business plan	-	3,000	3,000	-	3,000
Consulting – Note 7	-	20,359	20,359	29,376	49,735
Drilling	-	16,941	16,941	19,140	36,081
Geology	-	12,950	12,950	4,731	17,681
Geophysics	-	2,350	2,350	-	2,350
Leasing costs	-	-	-	9,050	9,050
Project supervisions and engineering	-	30,944	30,944	48,789	79,733
Travel	-	-	-	10,391	10,391
Other	-	-	-	3,208	3,208

Balance, ending	-	86,544	86,544	124,685	211,229

Equipment costs	-	-	-	36,394	36,394

Permit deposits	-	-	-	3,000	3,000

	$ -	$ 106,955	$ 106,955	$ 164,079	$ 271,034

ZENA CAPITAL CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

(Stated in Canadian Dollars)

Note 1

Nature and Continuance of Operations

The Company is an exploration stage public company whose common shares trade on the TSX Venture Exchange (“Exchange”).  The Company has entered into an option agreement to acquire up to a 100% interest in mineral claims located in the Greenwood Mining District of British Columbia and has not yet determined whether this property contains reserves that are economically recoverably.  This acquisition served as the Company’s Qualifying Transaction pursuant to Policy 2.4 of the Exchange and effective April 2, 2004, the Company was no longer considered a Capital Pool Company.  The recoverability of amounts from the property is dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s interest in the underlying property, the ability of the Company to obtain necessary financing to satisfy the expenditure requirements under the property agreement and to complete the development of the property and upon future profitable production or proceeds for the sale thereof.

These financial statements have been prepared in accordance with generally accepted accounting principles on the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business.  The Company has accumulated losses of $265,253 since inception and has yet to achieve profitable operations.  These factors raise substantial doubt about the Company’s ability to continue as a going concern.  These financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company was incorporated under the Company Act of the Province of British Columbia on February 8, 2000.

The operations of the Company have primarily been funded by the issuance of capital stock.  Continued operations of the Company are dependent on the Company’s ability to complete equity financing or generate profitable operations in the future.  Management’s plan in this regard is to secure additional funds through future equity financing.  Such financing may not be available or may not be available on reasonable terms.

Note 2

Change in Accounting Policies

a)

Stock-based Compensation

Effective for fiscal years commencing on or after January 1, 2004, Canadian generally accepted accounting principles require the fair value of all share purchase options to be expensed over their vesting period with a corresponding increase to contributed surplus.  Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.  Previously only share purchase options granted to non-employees followed this method and options granted to employees were not expensed.

ZENA CAPITAL CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

(Stated in Canadian Dollars)

Note 2

Change in Accounting Policies – (cont’d)

a)

Stock-based Compensation – (cont’d)

The Company has adopted the new policy on a retroactive basis, with no restatement of prior periods effective from January 1, 2002.  No share purchase options were granted during 2002 and 2003 and accordingly no adjustments were required to be made to deficit and contributed surplus at January 1, 2004.  The Company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of grant.  Option pricing models require the input of highly subjective assumptions, including the expected price volatility.  Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing do not necessarily provide a reliable single measure of the fair value of the Company’s share purchase options.

b)

Flow-through Shares

In March 2004, the CICA issued Emerging Issue Committee Abstract No. 146, “Flow-through Shares”, which clarifies the recognition of previously unrecorded future income tax assets caused by renouncement of expenditures relating to flow-through shares.  The Company has adopted prospectively the new recommendation for flow-through shares issued after March 19, 2004 and now records the tax effect related to the renounced deductions as a reduction of income tax expense in the statement of operations on the date that the Company renounces the deductions for investors whereas previously the tax effect was recorded as a credit to equity.  As a result of this change in policy, the Company recorded a recovery of future income tax asset with a corresponding reduction to share capital of $35,600 with respect to flow-through shares totaling $100,000 issued after March 19, 2004 and renounced during the year ended December 31, 2004.

Note 3

Significant Accounting Policies

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada and are stated in Canadian dollars.  Except as disclosed in Note 9, these financial statements conform in all material respect with GAAP in the United States of America.  Because a precise determination of many assets and liabilities are dependent on future events, the preparation of financial statements for the year necessarily involves the use of estimates, which have been made using careful judgement.  Actual results could differ from these estimates.

These financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting polices summarized below:

ZENA CAPITAL CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

(Stated in Canadian Dollars)

Note 3

Significant Accounting Policies – (cont’d)

a)

Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Rock Creek Minerals Ltd. (“Rock Creek”).  All inter-company accounts have been eliminated.

The Company incorporated Rock Creek on March 5, 2003 as 665212 BC Ltd. in the Province of British Columbia.  The Company changed its name to Rock Creek Barite Ltd. and further subsequently changed its name to Rock Creek Minerals Ltd.

b)

Basic and Diluted Loss Per Share

Basic earnings per share are computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year.  Diluted earnings per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock.  The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the “if converted” method.  Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred.  Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

c)

Mineral Property Costs

The Company is in the process of exploring its mineral property and has not yet determined whether this property contains ore reserves that are economically recoverable.

Mineral exploration and development costs are capitalized on an individual prospect basis until such time as an economic ore body is defined or the prospect is abandoned.  Costs for a producing prospect are amortized on a unit-of-production method based on the estimated life of the ore reserves, while those costs for the prospects abandoned are written off.

On an annual basis or when impairment indicators arise, the Company evaluates the future recoverability of its mineral property costs.  Impairment losses or write-downs are recorded in the event the net book value of such assets exceeds the estimated indicated future cash flows attributable to such assets.

ZENA CAPITAL CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

(Stated in Canadian Dollars)

Note 3

Significant Accounting Policies – (cont’d)

c)

Mineral Property Costs – (cont’d)

The recoverability of the amounts capitalized for the undeveloped mineral property is dependent upon the determination of economically recoverable ore reserves, confirmation of the Company's interest in the underlying mineral claims, the ability to obtain the necessary financing to complete their development, and future profitable production or proceeds from the disposition thereof.

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many mineral properties.  The Company has investigated title to its mineral property and, to the best of its knowledge, title to its property is in good standing.

d)

Financial Instruments

The carrying value of cash and term deposits, accrued interest receivable and accounts payable approximates fair value due to the short maturity of those instruments.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial statements.

e)

Income Taxes

The Company uses the asset and liability method of accounting for income taxes.  Under this method, current income taxes are recognized for the estimated income taxes payable for the current period.  Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

f)

Share Capital

The proceeds from the exercise of stock options, warrants and escrow shares are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the Company.

Share capital issued for non-monetary consideration is recorded at an amount based on fair market value reduced by an estimate of transaction costs normally incurred when issuing shares for cash, as determined by the board of directors of the Company.

ZENA CAPITAL CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

(Stated in Canadian Dollars)

Note 4

Mineral Property

By an option agreement dated September 24, 2003 and amended April 7, 2004, the Company has the option to acquire up to a 100% interest, in certain mineral rights in properties located in the Greenwood mining division of British Columbia, subject to a 20% net profits royalty and royalty payments to the underlying vendor to a maximum of $300,000 and the payment of $5.00 per ton of the industrial mineral barite sold in excess of 3,000 tons from any Phase 2 production.  Minimum advance royalty payments of $4,000 per year, payable annually commenced July 31, 2003.  Consideration for the interest is the payment of $790,000 in exploration, development and equipment purchases in three phases of $40,000 (completed), $200,000 and $550,000 respectively.  Phase 1 payments include $10,000 to an underlying optionor and Phase 2 payments include $25,000 for an equipment purchase, both of which have been paid.

Upon completion of Phase 1 expenditures, which has been acknowledged in the agreement, the Company obtained a 30% interest.  A further 20% and 50% interest can be obtained by completion of Phase 2 and 3 expenditures respectively.  Should the Company not complete Phase 2 and 3, its interest will be converted to a 30% Net Profit Royalty, with further dilution if expenditures are made by the other interest holders.  Completion of Phase 2 and 3 is subject to qualified engineering reports and regulatory approval.  The Company can purchase the 20% Net Profit Royalty, after completion of Phase 2 but prior to Phase 3 commencement for $400,000.

Note 5

Share Capital

a)

Authorized:

100,000,000 common shares without par value

100,000,000 preferred shares without par value

b)

Escrow Shares:

At December 31, 2004, there were 2,022,334 (2003: 2,252,000) common shares held in escrow.  The escrow shares will be released pro rata to the shareholders as follows:

i)

404,466 on April 1, 2005 (subsequently released)

ii)

404,466 on October 1, 2005

iii)

404,466 on April 1, 2006

iv)

404,466 on October 1, 2006

v)

404,470 on April 1, 2007

ZENA CAPITAL CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

(Stated in Canadian Dollars)

Note 5

Share Capital – (cont’d)

c)

Share Purchase Options:

Stock-based Compensation Plan

The Company has a stock-based compensation plan whereby stock options are granted in accordance with the policies of regulatory authorities at an exercise price equal to the market price of the Company’s stock on the date of the grant and, unless otherwise stated, vest on the grant date.  Summary status of the plan is as follows:

		Weighted
		Average
	Number	Value

Balance, December 31, 2003	272,500	$0.15
Granted	225,000	$0.26
Cancelled	(50,000)	$0.30

Balance, December 31, 2004	447,500	$0.19

At December 31, 2004, there were 447,500 share purchase options outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Number	Exercise Price	Granted	Expiry Date

272,500	$0.15	March 16, 2004	February 7, 2006
125,000	$0.22	April 12, 2004	April 7, 2009
*50,000	$0.30	April 12, 2004	April 7, 2006

447,500

* These share purchase options vest at 12,500 every three months beginning July 12, 2004.

In accordance with the Company’s policy regarding stock-based compensation, options that vest after the grant date are recognized on a straight-line basis over the period from date granted to when the options are fully vested.

ZENA CAPITAL CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

(Stated in Canadian Dollars)

Note 5

Share Capital – (cont’d)

c)

Share Purchase Options: - (cont’d)

Stock-based Compensation Plan – (cont’d)

The fair value of the share purchase options granted was determined using the Black-Scholes model with the following assumptions:

Year ended
December 31,
2004

Risk free rate	3.75%
Dividend yield	0%
Expected volatility	0.574
Weighted average expected option life	3.3 yrs

The weighted average fair value at the date of grant of the vested director stock options granted were as follows:

Year ended
December 31,
2004

Weighted average fair value	$ 0.14
Total vested options granted	153,901
Total fair value of vested options granted	$ 21,351

d)

Share Subscriptions:

At December 31, 2003, the Company had received $100,000 in share subscriptions pursuant to a private placement.  The private placement was completed and the shares were issued on April 21, 2004 and consisted of 1,333,333 units at $0.225 per unit for total proceeds of $300,000.  Each unit consisted of one common share of the Company and one common share purchase warrant exercisable at $0.45 per share for a period of two years.  1,022,221 of the warrants included in the private placement were repriced from $0.45 per warrant to $0.30 per warrant.  Of the total, 444,444 units are for flow-through shares and flow-through warrants.

ZENA CAPITAL CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

(Stated in Canadian Dollars)

Note 5

Share Capital – (cont’d)

e)

Share purchase warrants:

As at December 31, 2004, the Company had 1,333,333 share purchase warrants outstanding. Each warrant entitled the holder to purchase an additional common share as follows:

	Exercise
Number	Price	Expiry Date

1,022,221	$0.30	April 20, 2006
311,112	$0.45	April 20, 2006

1,333,333

f)

Flow-through Shares:

During the year ended December 31, 2004, the Company issued flow-through shares and flow-through warrants for proceeds of $100,000.  The Company committed to using the flow-through proceeds to incur exploration expenditures totaling approximately $100,000 on or before December 31, 2005 and has renounced this amount to the flow-through shareholders effective on December 31, 2003.  The Company’s expenditures for the year exceeded the amount renounced and as a result it has no further commitments in this regard.  The total amount of $100,000 in expenses will not be available to the Company for future deduction from taxable income.

Note 6

Restricted Cash

Included in cash is $4,000 held in trust, by the Company’s lawyer, for possible future royalty payments related to the Lapin Barite Property.

ZENA CAPITAL CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

(Stated in Canadian Dollars)

Note 7

Related Party Transactions

The Company incurred the following expenses charged by a partnership controlled by two directors of the Company and an officer of the Company:

				February 8, 2000
				(Date of
				Incorporation) to
	Years ended December 31,			December 31,
	2004	2003	2002	2004

Accounting	$ 15,991	$ 8,459	$ 12,215	$ 42,465
Consulting	9,000	-	-	9,000
Office and miscellaneous	9,000	9,000	9,000	34,125
Rent	9,000	9,000	9,000	34,125
Travel	1,575	-	-	1,575

Deferred exploration costs:
Consulting	29,376	-	-	29,376

	$ 73,942	$ 26,459	$ 30,215	$ 150,666

These expenditures were measured by the exchange amount, which are the amounts agreed upon by the transacting parties.

Included in accounts payable at December 31, 2004 is $15,233 (2003:  $12,104) due to a partnership controlled by two directors of the Company and an officer of the Company.

Note 8

Income Taxes – Note 5(d)

The Company has available Canadian exploration and development expenses of $342,885, non-capital losses of $129,821 and undeducted share issue costs totaling $6,096, which may be carried forward to reduce taxable income in future years.  The non-capital losses expire as follows:

2007	$ 5,312
2008	38,701
2009	64,342
2010	10,733
2011	10,733

$ 129,821

ZENA CAPITAL CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

(Stated in Canadian Dollars)

Note 8

Income Taxes – Note 5(d) – (cont’d)

Significant components of the Company’s future tax assets and liabilities, after applying enacted corporate income tax rates, are as follows:

	2004	2003

Future income tax assets:
Non-capital loss carry-forward	$ 46,216	$ 44,801
Undeducted share issue costs	2,170	6,331
Resource expenditures	25,579	20,450

	73,965	71,582
Valuation allowance for future income tax assets	(73,965)	(71,582)

Future income tax asset, net	$ -	$ -

Note 9

Differences Between Canadian and United States Accounting Principles

These financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which differ in certain respects with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States of America.

The Company’s accounting principles generally accepted in Canada differ from accounting principles generally accepted in the United States of America as follows:

a)

Resource Properties and Deferred Exploration Costs

Under accounting principles generally accepted in Canada (“Canadian GAAP”) resource property acquisition and exploration costs may be deferred and amortized to the extent they meet certain criteria.  Under accounting principles generally accepted in the United States of America (“US GAAP”) resource property acquisition and exploration costs on unproved properties must be expensed as incurred.  Therefore an additional expense is required under US GAAP.

ZENA CAPITAL CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

(Stated in Canadian Dollars)

Note 9

Differences Between Canadian and United States Accounting Principles – (cont’d)

b)

Flow-through Shares

Under Canadian GAAP flow-through shares are reported at the value of compensation received less the after tax value of the exploration costs renounced and a recovery of future income tax asset is reported on the statement of operations.  Under US GAAP flow-through shares have a carrying value equal to that of non-flow-through shares and the difference between the fair value of the shares and the value of compensation received is reported as a recovery of deferred tax benefit on the statement of operations.  As the value of the compensation received for flow-through shares issued during the year was equal to the fair value of non-flow-through shares on the date issued, no recovery of deferred tax benefit is required for US GAAP purposes and the flow-through shares should be reported at fair value.

c)

The impact of the above on the financial statements is as follows:

				February 8,
				2000
				(Date of
				Incorporation)
				December 31,
	2004	2003	2002	2004
STATEMENT OF OPERATIONS

Net loss for the year per Canadian GAAP	$ (106,421)	$ (75,927)	$ (54,014)	$ (265,253)

Resource property acquisition	-	(20,411)	-	(20,411)
Exploration costs incurred	(124,685)	(86,544)	-	(211,229)
Recovery of future income tax asset	(35,600)	-	-	(35,600)

Net loss per US GAAP	$ (266,706)	$ (182,882)	$ (54,014)	$ (532,493)

Basic and diluted loss per share per US GAAP	$ (0.06)	$ (0.05)	$ (0.04)

Weighted average number of shares outstanding per US GAAP	4,592,819	3,667,500	1,415,500

ZENA CAPITAL CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

(Stated in Canadian Dollars)

Note 9

Differences Between Canadian and United States Accounting Principles – (cont’d)

c)

The impact of the above on the financial statements is as follows: - (cont’d)

				February 8,
				2000
				(Date of
				Incorporation)
				December 31,
	2004	2003	2002	2004
STATEMENT OF CASH FLOWS

Cash flows used in operation activities per Canadian GAAP	$ (107,438)	$ (81,558)	$ (32,938)	$ (258,468)

Resource property acquisition	-	(20,411)	-	(20,411)
Exploration costs incurred	(124,685)	(86,544)	-	(211,229)

Cash flows used in operating activities per US GAAP	(232,123)	(188,513)	(32,938)	(490,108)

Cash flows from financing activities per Canadian and US GAAP	200,000	100,000	-	627,709

Cash flows used in investing activities per Canadian GAAP	(164,079)	(86,955)	(26,000)	(277,034)

Resource property acquisition	-	20,411	-	20,411
Exploration costs incurred	124,685	86,544	-	211,229

Cash flows used in investing activities per US GAAP	(39,394)	20,000	(26,000)	(45,394)

Increase (decrease) in cash per US GAAP	$ (71,517)	$ (68,513)	$ (58,938)	$ 92,207

ZENA CAPITAL CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

(Stated in Canadian Dollars)

Note 9

Differences Between Canadian and United States Accounting Principles – (cont’d)

c)

The impact of the above on the financial statements is as follows: - (cont’d)

	December 31,	December 31,
	2004	2003
BALANCE SHEET

Total assets per Canadian GAAP	$ 370,153	$ 291,663
Mineral properties	(231,640)	(106,955)

Total assets per US GAAP	$ 138,513	$ 184,708

Total liabilities per Canadian and US GAAP	$ 21,946	$ 22,786

Deficit, per Canadian GAAP	$ (265,253)	$ (158,832)
Resource property acquisition	(20,411)	(20,411)
Exploration costs incurred	(211,229)	(86,544)
Recovery of FIT asset	(35,600)	-

Deficit, per US GAAP	(532,493)	(265,787)

Share capital and share subscriptions per Canadian GAAP	592,109	427,709
Flow-through shares	35,600	-

Share capital and share subscriptions per US GAAP	627,709	427,709

Contributed surplus per Canadian and US GAAP	21,351	-

Total shareholders’ equity per US GAAP	$ 116,567	$ 161,922

Note 10

Comparative Figures

Certain of the comparative figures have been reclassified to conform with the current year’s presentation.

Form 52-109FT1 - Certification of Annual Filings during Transition Period

I, Terry Amisano, President of Zena Capital Corp., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Zena Capital Corp. (the issuer) for the period ending December 31, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: May 2, 2005

/s/Terry Amisano

[Signature]

Terry Amisano, President

Form 52-109FT1 - Certification of Annual Filings during Transition Period

I, Roy Brown, Chief Financial Officer of Zena Capital Corp., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Zena Capital Corp. (the issuer) for the period ending December 31, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: May 2, 2005

/s/Roy Brown

[Signature]

Roy Brown, Chief Financial Officer

ZENA CAPITAL CORP.

ANNUAL REPORT

for the year ended December 31, 2004

MANAGEMENT DISCUSSION AND ANALYSIS

1.1

Date of Report: April 26, 2005

1.2

Overall Performance

Nature of Business and Overall Performance

The Company formalized a letter of intent dated May 23, 2003 (amended August 12, 2003) with the execution on September 24, 2003 of an Option Agreement with Byard MacLean of Vancouver, British Columbia to acquire up to 100% of certain mineral rights in properties prospective for exploration for industrial minerals (“Minerals”), including barite, located in the Greenwood mining division of British Columbia near the town of Rock Creek (hereinafter referred to as the “Industrial Minerals Property”).  The Company and Byard MacLean are arm’s-length parties.  The properties consist of 12 claims (12 units) encompassing 300 hectares.  In order to acquire a 100% interest in the Minerals located on the Industrial Minerals Property, the Company must spend up to $790,000 on a three-phase program of exploration, development and equipment purchases (the “Program”). The proposed Option served as the Company’s Qualifying Transaction pursuant to Policy 2.4 of the TSX.  On April 2, 2004, the Company completed its Qualifying Transaction and its trading was reinstated on the Exchange.  The Company is no longer considered a Capital Pool Company.  The Company incorporated a wholly owned subsidiary Rock Creek Minerals Ltd. under the British Columbia Company Act to hold the property and conduct the Phase 2 and 3 Programs (detailed below).

Phase I of the Program was completed by the Company during the year ended December 31, 2003, wherein the Company incurred $55,428 in exploration costs and property payments of $19,211, including $9,211 of related legal costs.  The Option Agreement required $40,000 (comprised of $30,000 of exploration and a $10,000 option payment) to be spent.  As a result of these expenditures, the Company earned a 30% interest.   The drilling and related exploration work (12 diamond drill holes for a total of 203.79 metres) that was completed on the property confirmed the presence of high grade barite including an estimated measured resource of 5,800 tons of direct shipping barite with a specific gravity of greater than 4.2 and an estimated inferred resource of 4,340 tons with specific gravity of 3.5.  The Company has, based on a qualified engineering report recommending the expenditure of $200,000 and TSX approval to Phase 2 of the Program as it’s Qualifying Transaction, commenced Phase 2.  Phase 2 of the Program includes exploration, equipment purchase and completion of production and test marketing of a “bulk sample” of up to 10,000 tons of barite.  Permission to obtain a permit for the “bulk sample” has been obtained from the appropriate regulatory authority in addition to authorization to drill a geological zone of Minerals.  The qualified engineering report (43-101 compliant report) has categorized this resource.  Proceeds from the sale of Minerals from Phase 2 of the Program are to be allocated towards funding the construction of a 10,000-ton/annum-mill facility scheduled for Phase 3 of the Program, should the Company elect to proceed with Phase 3 of the Program.

After completion of the Program, the Company will own 100% of the mineral rights to the Minerals and the mill facility subject to a 20% net profits interest to the vendor (Byard MacLean) and royalty payments based on production to the original underlying vendors of the Industrial Minerals Property to a maximum of $300,000 and the payment of $5.00 per ton of the industrial mineral barite sold in excess of 3,000 tons from the “bulk sample”.  Minimum advance royalty payments of $4,000 per year are payable by July 31.

The Company can purchase the 20% Net Profit Royalty after completion of Phase 2, but prior to Phase 3 commencing for $400,000.  After completion of Phase 3, the purchase price of the 20% is subject to an independent valuation.

Barite, the primary industrial mineral on the Industrial Minerals Property, is a major component and the weighting agent used in drilling mud for the oil and gas industry’s exploration and developmental drilling programs.  The Company’s research indicates that drilling activity in British Columbia is increasing, therefore increasing the regional demand for Barite. Currently supply is almost exclusively sourced from the USA, as there is no existing production available in B.C.

Operations during the year ended December 31, 2004 were primarily related to completion of the Company’s Qualifying Transaction (including correspondence with the TSX and related legal, accounting and administration costs), further expenditures on Phase 2 of the Industrial Mineral Property (see detail below), the completion of a private placement needed to raise funds for further exploration and development expenditures, the negotiation of a supply agreement with a non-related company, M-I Drilling Fluids Canada, Inc. (“MI”) for the sale of barite powder and issues with respect to access to the Property.  The Company conducted, as outlined in Phase 2 of it’s Option Agreement, a program of drilling, trenching and soil sampling program on the Rock Creek Lapin Barite Property. The 2004 program successfully outlined an additional barite zone on strike to the initial open pit zone. This new zone is on a slope and extraction of the barite will be more economical than at the open pit site.  The Company filed for a permit with the Ministry of Energy and Mines to extract up to a 10,000 tonne bulk sample on this new zone for processing analysis and test marketing, which, once completed, will assist with a production decision and the commencement of Phase 3 (mill construction and commercial production), as outlined in it’s Option Agreement. Ministry officials advise approval is pending subject to completion of a baseline survey on which the mineral claims are located.  A baseline survey is underway and scheduled for completion in May 2005.  The Company has attempted to negotiate an Access agreement with the landowner.  After several months of negotiation, the Company contacted the Gold Commission of B.C., Nelson office, for their assistance in this regard.  The Gold Commissioners office recommended that one of the parties submit to the Mediation and Arbitration Board to settle the terms of access.  The Company submitted to the Board on April 6, 2005.  On April 19, 2005, the Company received approval of its work permit from the Ministry of Energy and Mines, conditional on the Mediation an Arbitration Board process.  The Company is confident that it will be successful in obtaining access.  Zena intends to review all options available to gain access and to mitigate losses and costs that are currently ongoing while permits and property access have been temporarily withheld. Access to the property, once granted, will allow Zena to complete reclamation on the 2004 program that was not completed due to access being withheld.  Phase 2 has not yet completed, as the Company was unable to complete the required expenditures due to its inability to gain access to the property.

The Company entered into an agreement dated March 19, 2004 whereby the Company was to supply barite powder to a non-related company, M-I Drilling Fluids Canada, Inc. (“MI”) for a fixed price per tonne including delivery and quality control monitoring.  This agreement was for one year with an option for MI to renew for an additional three years.  Effective on March 19, 2005, the agreement expired as the contract was not renewed by MI.  The Company is currently attempting to negotiate a new contract.

Also on July 31, 2004 Zena accepted the resignation of Mr. Byard MacLean as Operator of the barite project. On October 22, 2004 Zena retained the services of Mr. Richard Simpson as Project Manager.

1.3

Selected Annual Information

The following financial data are selected information for the Company for the three most recently completed financial years:

	Year ended December 31,
	2004	2003	2002

Total revenues	$ -	$ -	$ -
Loss before discontinued operations and extraordinary items	(142,021)	(75,927)	(54,014)
Basic and diluted loss per share before discontinued operations and extraordinary items	(0.02)	(0.02)	(0.04)
Net loss	(142,021)	(75,927)	(54,014)
Basic and diluted loss per share	(0.02)	(0.02)	(0.04)
Total assets	370,153	291,663	258,160
Total long-term liabilities	-	-	-
Cash dividends per share	-	-	-

The Company’s activity has increased each year, as it became a fully reporting and trading public company, with a significant increase in expenditures in the year ended December 31, 2004.  The TSX’s approval of the qualifying transaction was on April 2, 2004.  After that date the Company was able to focus its energy of the Project and consequently increased the rate of expenditures both administratively and directly on the Project.  This is evidenced where the Company’s property expenditures have increased from approximately $100,000 in the year ended December 31, 2003 to approximately $165,000 in the year ended December 31, 2004.

1.4

Results of Operations

The Company has not yet generated revenue to date and has reported net losses in the past three years.  Net loss over the comparative year has increased primarily due to the increased activity with respect to administrative costs related the Industrial Minerals Project.  The Company also incurred the balance of sponsorship costs in the first quarter of 2004.  The Company’s significant project is the Industrial Minerals Project, detailed in section 1.2.  The Company intends to continue with its plan to acquire the 100% interest in the Industrial Mineral Project, as discussed in section 1.2.

1.5

Summary of Quarterly Results

The following is a summary of the Company’s financial results for the eight most recently completed quarters:

	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	Dec 31	Sept 30	June 30,	Mar 31	Dec 31,	Sept 30,	June 30,	Mar 31
	2004	2004	2004	2004	2003	2003	2003	2003

Total revenues	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -

Net loss before discontinued operations and extraordinary items:
Total	$ 21,974	$ (41,624)	$ (55,471)	$ (31,300)	$ (33,745)	$ (6,126)	$ (19,124)	$ (16,932)
Per share	$ 0.00	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.00)	$ (0.01)	$ (0.01)
Per share, fully diluted	$ 0.00	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.00)	$ (0.01)	$ (0.01)

Net loss:
Total	$ 21,974	$ (41,624)	$ (55,471)	$ (31,300)	$ (33,745)	$ (6,126)	$ (19,124)	$ (16,932)
Per share	$ 0.00	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.00)	$ (0.01)	$ (0.01)
Per share, fully diluted	$ 0.00	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.00)	$ (0.01)	$ (0.01)

Fluctuation in reported losses during the quarters during 2004 is primarily due to increases in activity related to the administration of the Company related to the industrial mineral project.  Generally the Company’s activity was greater in the earlier part of the year ended December 31, 2004.  With the limitation on access to the property in the third quarter, administration costs began to decline.

The Company reported a net loss of $106,421 for the year ended December 31, 2004.  Administrative expenses for the year ended December 31, 2004 increased by $48,381 compared to the year ended December 31, 2003.  This was primarily due to the increased activity with respect to administrative costs regarding completing the Qualifying Transaction and commencing Phase 2 of the Program.  Commencing on April 2, 2004, the Company is paying consultants a total of $2,000 per month for services with respect to the administration of the Company.  A total of $1,000 per month of these services is being paid to a partnership controlled by directors of the Company.  The Company also paid a consultant a total of $12,044 in respect to fees for a 20-F Registration of the Company in the U.S.A., and incurred $14,750 in sponsorship fees related to the Qualifying Transaction

The Company has incurred a total of $164,079 in costs with respect to Phase 2 costs on the Industrial Mineral Property, as described above.  Details of these costs are disclosed in Schedule 1 and Note 4 of the financial statements.

Offsetting the increases above, property investigation expenses decreased to $Nil for the year ended December 31, 2004, from $5,680 in the previous year, due to the Company having identified a Qualifying Transaction. Other expense for the period included $21,351 for stock-based compensation expense.  The Company also reported a recovery of a future income tax asset in the amount of $35,600, which is discussed further in Section 1.13.

1.6

Liquidity

The Company has total assets of $370,153.  The Primary assets of the Company are cash of $92,207, and a mineral property carried at $271,034.  The Company has no long-term liabilities and has working capital of $77,173.  It is management’s opinion that these assets are sufficient to meet the Company’s obligations as they come due and that the Company is not exposed to any significant liquidity risks at this time.

On March 31, 2004, the Company approved a stock option plan.  The purpose of this plan is to provide the Company with a share-related mechanism to attract, retain, and motivate and reward qualified directors and consultants for their contributions to the long-term goals of the Company.  The maximum number of shares issuable under the plan is limited to 10% of the issued and outstanding shares of the Company at any one time.

During the year ended December 31, 2004, the Company completed a private placement, consisting of flow-through and non-flow-through shares, totalling $300,000 to be allocated to fund Phase 2 of the Program and to meet minimum listing requirements. This private placement was completed on April 1, 2004, at which time the Company issued 1,333,333 units at $0.225 per unit.  Each unit is comprised of one common share and one common share purchase warrant entitling the holder thereof the right to purchase on additional common share at $0.45 per share for a two year period.  Further on May 14, 2004, the Company received TSX approval to have 1,022,222 of the warrants mentioned repriced to $0.30 per share.

1.7

Capital Resources

The only capital resource of the Company is the mineral property, carried at $271,034.  The Company’s intention is to commit further funds for further expenditures on this property, as detailed in section 1.2.

1.8

Off Balance Sheet Arrangements

There are no off-balance sheet arrangements to which the Company is committed.

1.9

Transactions with Related Parties

The Company incurred the following expenses charged by a partnership controlled by two directors of the Company, Kevin Hanson and Terry Amisano, and by an officer of the Company, Roy Brown (the deferred exploration costs – consulting and travel costs), as follows:

	Year	Year
	ended	ended
	December 31,	December 31,
	2004	2003

Accounting	$ 15,991	$ 8,459
Consulting	9,000	-
Office and miscellaneous	9,000	9,000
Rent	9,000	9,000
Travel	1,575	-

Deferred exploration costs:
Consulting	29,376	-

	$ 73,942	$ 26,459

These expenditures are measured by the exchange amount, which are the amounts agreed upon by the transacting parties.

Included in accounts payable is $15,583 due to a partnership controlled by two directors of the Company and 1,650 due to Roy Brown.

1.10

Fourth Quarter

The fourth quarter events were primarily related to continued work with respect to the Property, administration of the Company and seeking a listing on the OTCBB.  The Property work was primarily relating to the removal of the temporary withholding of access.

1.11

Proposed Transactions

N/A

1.12

Critical Accounting Estimates

The recoverability of the amounts capitalized for the undeveloped mineral property is dependent upon the determination of economically recoverable ore reserves, confirmation of the Company's interest in the underlying mineral claims, the ability to obtain the necessary financing to complete their development, and future profitable production or proceeds from the disposition thereof.

1.13

Changes in Accounting Policies

In January 2004, the Company adopted the amended CICA Handbook Section 3870 – “Stock-based Compensation and Other Stock-based Payments”.  Previously, the Company accounted for stock-based compensation using the settlement method, whereby no compensation costs was recorded in the financial statements for share-purchase options granted to employees or directors provided that pro forma disclosure was made. There have been no changes to prior period financial statements as a result of this change.

The Company has adopted the CICA Emerging Issue Committee Abstract No.146, “Flow-through Shares,” which clarifies the effect of flow-through shares on the financial statements.  Previously, the issuance of flow-through shares had no impact on the financial statements.  As a result of this change in policy, the Company will record the tax effect related to the renunciation of exploration expenditures to flow-through shareholders.  Accordingly, the Company has recorded a recovery of future income tax asset totalling $35,600 in respect of flow-through shares issued after March 19, 2004.

1.14

Financial Instruments and Other Instruments

The carrying value of cash and cash equivalents and accounts payable and accrued liabilities approximate their fair values due to the short maturity of those instruments.  Unless otherwise noted, it is managements’ opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial statements.

1.15

Other MD&A Requirement

a)

Additional information relating to the Company is on SEDAR at www.sedar.com.

b)

Disclosure of Outstanding Share Data

i)

Authorized:

100,000,000 common shares without par value

100,000,000 preferred shares without par value

ii)

Common shares issued:

	Number	Amount

Balance, December 31, 2004	5,000,883	$ 592,109

1.15

Other MD&A Requirement – (cont’d)

iii)

Share purchase options

At December 31, 2004, there were 447,500 share purchase options outstanding to directors entitling the holders thereof the right to purchase one common share for each option held as follows:

Number	Exercise Price	Granted	Expiry Date

272,500	$0.15	March 16, 2000	February 7, 2006
125,000	$0.22	April 12, 2004	April 7, 2009
50,000*	$0.30	April 12, 2004	April 7, 2006

447,500

* These share purchase options vest at 12,500 every three months beginning July 12, 2004.

iv)

Share purchase warrants

As at December 31, 2004, the Company had 1,333,333 share purchase warrants outstanding. Each warrant entitle the holder to purchase an additional common share as follows:

Number	Exercise Price	Expiry Date

1,022,221	$0.30	April 20, 2006
311,112	$0.45	April 20, 2006

1,333,333

v)

Escrow Shares:

At December 31, 2004, there were 2,022,332 common shares held in escrow.  The escrow shares will be released pro rata to the shareholders as follows:

i)

404,466 on April 1, 2005, (released);

ii)

404,466 on October 1, 2005;

iii)

404,466 on April 1, 2006;

iv)

404,466 on October 1, 2006;

v)

404,470 on April 1, 2007;

ZENA CAPITAL CORP.

STOCK OPTION PLAN

DATED MARCH 31, 2004

                               TABLE OF CONTENTS

                                                                           Page

ARTICLE 1 DEFINITIONS AND INTERPRETATION.......................................

      1.1   Definitions........................................................

      1.2   Choice of Law......................................................

      1.3   Headings...........................................................

ARTICLE 2 PURPOSE AND PARTICIPATION............................................

      2.1   Purpose............................................................

      2.2   Participation......................................................

      2.3   Notification of Award..............................................

      2.4   Copy of Plan.......................................................

      2.5   Limitation.........................................................

ARTICLE 3 TERMS AND CONDITIONS OF OPTIONS......................................

      3.1   Board to Allot Shares..............................................

      3.2   Number of Shares...................................................

      3.3   Term of Option.....................................................

      3.4   Termination of Option..............................................

      3.5   Exercise Price.....................................................

      3.6   Assignment of Options..............................................

      3.7   Adjustments........................................................

      3.8   Vesting............................................................

ARTICLE 4 EXERCISE OF OPTION...................................................

      4.1   Exercise of Option.................................................

      4.2   Issue of Share Certificates........................................

      4.3   Condition of Issue.................................................

ARTICLE 5 ADMINISTRATION.......................................................

      5.1   Administration.....................................................

      5.2   Interpretation.....................................................

ARTICLE 6 AMENDMENT AND TERMINATION............................................

      6.1   Prospective Amendment..............................................

      6.2   Retrospective Amendment............................................

      6.3   Termination........................................................

      6.4   Agreement..........................................................

ARTICLE 7 APPROVALS REQUIRED FOR PLAN..........................................

      7.1   Approvals Required for Plan........................................

                               STOCK OPTION PLAN

                                   ARTICLE 1

                        DEFINITIONS AND INTERPRETATION

1.1         DEFINITIONS

As   used  herein,  unless  anything  in  the  subject  matter  or  context  is inconsistent  therewith,  the following terms shall have the meanings set forth below:

      (a)   "Administrator"  means, initially, the secretary of the Corporation and thereafter shall  mean such director or other senior officer or employee of the Corporation  as  may be designated as Administrator by the Board from time to time;

      (b)   "affiliate" has the meaning ascribed  thereto in the Securities Act

            (British Columbia);

      (c)   "associate" has the meaning ascribed thereto  in the Securities Act

            (British Columbia);

      (d)   "Award Date" means the date on which the Board grants and announces a particular Option;

      (e)   "Board" means the board of directors of the Corporation;

      (f)   "Consultant"  means  an  individual, other than an  Employee  or  a

            Director of the Corporation, that:

            (i)   is  engaged   to  provide  on  an  ongoing  bona  fide  basis

                  consulting, technical,  management  or  other services to the

                  Corporation or to an affiliate of the Corporation, other than services provided in relation to a distribution  and includes an Investor Consultant;

            (ii)  provides  the  services under a written contract between  the

                  Corporation  or an  affiliate  of  the  Corporation  and  the individual or a Consultant  Company or Consultant Partnership

                  of the individual;

            (iii) in the reasonable  opinion of the Corporation, spends or will spend a significant  amount  of  time  and  attention  on the affairs  and  business of the Corporation or an affiliate  of the Corporation; and

            (iv)  has a relationship  with  the  Corporation or an affiliate of

                  the   Corporation   that  enables  the   Consultant   to   be

                  knowledgeable  about  the   business   and   affairs  of  the

                  Corporation.

      (g)   "Consultant Company" means, for an individual consultant, a company of which the individual consultant is an employee or shareholder;

      (h)   "Consultant  Partnership"  means,  for an individual consultant,  a partnership of which the individual  consultant  is  an employee or partner;

      (i)   "Corporation" means Zena Capital Corp. or any affiliate thereof;

      (j)   "Director" means any individual holding the office of  director  or

            senior   officer   of  the  Corporation  or  an  affiliate  of  the

            Corporation;

      (k)   "Employee" means:

            (i)   an  individual   who   is   considered  an  employee  of  the

                  Corporation  or  its subsidiary  under  the  Income  Tax  Act

                  (Canada) (i.e., for whom income tax, employment insurance and

                  CPP deductions must be made at source);

            (ii)  an individual who  works full-time for the Corporation or its

                  subsidiary  providing   services   normally  provided  by  an

                  employee and who is subject to the same control and direction by the Corporation over the details and methods of work as an

                  employee  of  the  Corporation  but  for   whom   income  tax

                  deductions are not made at source; or

            (iii) an individual who works for the Corporation or its subsidiary on  a  continuing  and regular basis for a minimum amount  of time per week providing  services  normally  provided  by  an employee and who is subject to the same control and direction by the Corporation over the details and methods of work as an

                  employee   of  the  Corporation,  but  for  whom  income  tax

                  deductions are not made at source.

      (l)   "Exchange" means the  TSX Venture Exchange or, if the Shares are no longer listed for trading  on  the TSX Venture Exchange, such other exchange or quotation system on  which  the  Shares  are  listed or quoted for trading;

      (m)   "Exercise  Notice" means the notice respecting the exercise  of  an

            Option in the form set out as Schedule "B" hereto, duly executed by the Option Holder;

      (n)   "Exercise Period" means the period during which a particular Option may be exercised  and  is  the  period from and including the Award

            Date  through to and including the  Expiry  Date,  subject  to  the provisions of the Plan relating to vesting of Options;

      (o)   "Exercise  Price"  means  the  price  at  which  an  Option  may be exercised as determined in accordance with paragraph 3.5;

      (p)   "Expiry   Date"  means  the  date  determined  in  accordance  with

            paragraph 3.3  and  after  which  a  particular  Option  cannot  be exercised;

      (q)   "insider"  has  meaning  ascribed  thereto  in  the  Securities Act

            (British Columbia);

      (r)   "Investor  Consultant" means, a Consultant that is a registrant  or provides to  the  Corporation  or  an  affiliate of the Corporation services provided by a registrant or services that include investor relations activities;

      (s)   "Listing Date" means the date the Shares  are  listed  on  the  TSX

            Venture Exchange;

      (t)   "Management  Company  Employee"  means  an individual employed by a person providing management services to the  Corporation, which are required  for  the  ongoing successful operation  of  the  business enterprise of the Corporation,  but  excluding a person involved in investor relations activities;

      (u)   "Option" means an option to acquire Shares,  awarded to a Director,

            Employee or Consultant pursuant to the Plan;

      (v)   "Option  Certificate" means the certificate, substantially  in  the form set out as Schedule "A" hereto, evidencing an Option;

      (w)   "Option Holder"  means  a  Director,  Employee  or Consultant, or a former Director, Employee or Consultant, who holds  an  unexercised

            and   unexpired   Option   or,   where   applicable,  the  Personal

            Representative of such person;

      (x)   "Plan" means this Zena Capital Corp. stock option plan;

      (y)   "Personal Representative" means:

            (i)   in  the  case of a deceased Option Holder,  the  executor  or administrator  of  the  deceased duly appointed by a court or public authority having jurisdiction to do so; and

            (ii)  in the case of an Option  Holder who for any reason is unable to manage his or her affairs,  the  person entitled by law to act on behalf of such Option Holder; and

      (z)   "Share" or "Shares" means, as the case may  be,  one or more common shares without par value in the capital of the Corporation.

1.2         CHOICE OF LAW

The  Plan  is  established  under  and  the  provisions  of  the Plan shall  be interpreted  and  construed  in  accordance  with  the laws of the Province  of

British Columbia.

1.3         HEADINGS

The headings used herein are for convenience only and  are  not  to  affect the interpretation of the Plan.

                                   ARTICLE 2

                           PURPOSE AND PARTICIPATION

2.1         PURPOSE

The  purpose  of  the  Plan  is to provide the Corporation with a share-related mechanism to attract, retain and  motivate  qualified  Directors, Employees and

Consultants, to reward such of those Directors, Employees  and  Consultants  as may  be awarded Options under the Plan by the Board from time to time for their contributions  toward  the long term goals of the Corporation and to enable and encourage such Directors,  Employees  and Consultants to acquire Shares as long term investments.

2.2         PARTICIPATION

The Board shall, from time to time, in  its  sole  discretion  determine  those

Directors,  Employees  and  Consultants,  if  any,  to  whom  Options are to be awarded. If the Board elects to award an Option to a Director, the Board shall,

in its sole discretion but subject to paragraph 3.2, determine  the  number  of

Shares  to  be  acquired on the exercise of such Option. If the Board elects to award an Option to  an  Employee  or  Consultant,  the  number  of Shares to be acquired on the exercise of such Option shall be determined by the Board in its sole discretion, and in so doing the Board may take into account  the following criteria:

      (a)   the remuneration paid to the Employee or Consultant as at the Award

            Date   in  relation  to  the  total  remuneration  payable  by  the

            Corporation to all of its Employees and Consultants as at the Award

            Date;

      (b)   the length  of  time  that  the  Employee  or  Consultant  has been employed or engaged by the Corporation; and

      (c)   the quality of work performed by the Employee or Consultant.

2.3         NOTIFICATION OF AWARD

Following  the  approval  by  the  Board  of  the  awarding  of  an Option, the

Administrator shall notify the Option Holder in writing of the award  and shall enclose  with  such  notice  the Option Certificate representing the Option  so awarded.

2.4         COPY OF PLAN

Each Option Holder, concurrently  with  the  notice of the award of the Option,

shall be provided with a copy of the Plan. A copy  of any amendment to the Plan shall be promptly provided by the Administrator to each Option Holder.

2.5         LIMITATION

The Plan does not give any Option Holder that is a Director  the right to serve or  continue  to serve as a Director of the Corporation nor does  it  give  any

Option Holder that  is an Employee or Consultant the right to be or to continue to be employed or engaged by the Corporation.

                                   ARTICLE 3

                        TERMS AND CONDITIONS OF OPTIONS

3.1         BOARD TO ALLOT SHARES

The Shares to be issued to Option Holders upon the exercise of Options shall be allotted and authorized  for  issuance  by  the  Board  prior  to  the exercise thereof.

3.2         NUMBER OF SHARES

The maximum number of Shares issuable under the Plan, together with  the number of  Shares issuable under outstanding options granted otherwise than under  the

Plan,  shall  not  exceed  10%  of  the  Shares  outstanding from time to time.

Additionally, the Corporation shall not grant Options:

      (a)   subject to sub-paragraphs 3.2(a) and (b),  to any one person in any

            12 month period which could, when exercised, result in the issuance of Shares exceeding five percent (5%) of the issued and outstanding

            Shares of the Corporation; or

      (b)   to any one Consultant which could, when exercised,  in any 12 month period result in the issuance of Shares exceeding two  percent (2%)

            of the issued and outstanding Shares of the Corporation; or

      (c)   to  all  persons  employed  by the Corporation who perform investor relations activities which could,  when  exercised, in any 12 month period result in the issuance of Shares exceeding  two percent (2%)

            of the issued and outstanding Shares of the Corporation.

If  any  Option  expires or otherwise terminates for any reason without  having been exercised in full, the number of Shares in respect of which Option expired or terminated shall again be available for the purposes of the Plan.

3.3         TERM OF OPTION

Subject to paragraph  3.4,  the  Expiry  Date of an Option shall be the date so fixed by the Board at the time the particular  Option is awarded, provided that such date shall not be later than:

      (a)   for so long as the Corporation is classified  as a Tier 2 issuer or equivalent  designation of the Exchange, the fifth  anniversary  of the Award Date of the Option; or

      (b)   if  the classification  of  the  Corporation  on  the  Exchange  is upgraded  from that of a Tier 2 issuer, or the Shares are no longer listed on the  Exchange, the tenth anniversary of the Award Date of the Option.

3.4         TERMINATION OF OPTION

An Option Holder may, subject  to  any vesting provisions applicable to Options hereunder, exercise an Option in whole  or  in part at any time or from time to time during the Exercise Period provided that,  with respect to the exercise of part  of an Option, the Board may at any time and  from  time  to  time  fix  a minimum  or  maximum  number of Shares in respect of which an Option Holder may exercise part of any Option  held  by  such  Option  Holder. Any Option or part thereof  not exercised within the Exercise Period shall  terminate  and  become null, void  and  of  no effect as of 5:00 p.m. local time in Vancouver, British

Columbia, on the Expiry Date. The Expiry Date of an Option shall be the earlier of the date so fixed by  the  Board  at  the time the Option is awarded and the date established, if applicable, in sub-paragraphs (a) to (c) below:

      (A)   DEATH

            In the event that the Option Holder  should  die while he or she is still a Director (if he or she holds his or her Option as Director)

            or Employee or Consultant (if he or she holds  his or her Option as

            Employee or Consultant), the Expiry Date shall be one (1) year from the date of death of the Option Holder.

      (B)   CEASING TO HOLD OFFICE

            In  the  event that the Option Holder holds his or  her  Option  as

            Director of  the  Corporation and such Option Holder ceases to be a

            Director of the Corporation  other  than  by  reason  of death, the

            Expiry Date of the Option shall be the 30th day following  the date the Option Holder ceases to be a Director of the Corporation unless the  Option  Holder ceases to be a Director of the Corporation  but continues to be engaged by the Corporation as an Employee, in which case the Expiry  Date  shall remain unchanged, or unless the Option

            Holder ceases to be a Director of the Corporation as a result of:

            (i)   ceasing to meet the  qualifications set forth in the Business

                  Corporations Act  (British Columbia); or

            (ii)  a  resolution  having been  passed  by  the  members  of  the

                  Corporation  pursuant   to   the  Business  Corporations  Act

                  (British Columbia); or

            (iii) by  order  of the British Columbia  Registrar  of  Companies,

                  British Columbia  Securities  Commission, the Exchange or any

                  other regulatory body having jurisdiction to so order,

            in which case the Expiry Date shall be  the  date the Option Holder ceases to be a Director of the Corporation.

      (C)   CEASING TO BE EMPLOYED OR A CONSULTANT

            In the event that the Option Holder holds his  or  her Option as an

            Employee  or  Consultant of the Corporation and such Option  Holder ceases to be an  Employee  or  Consultant  of the Corporation other than by reason of death, the Expiry Date of the Option shall be the

            30th day following the date the Option Holder  receives  or tenders notice  of  termination or resignation, as the case may be,  as  an

            Employee or Consultant  of the Corporation unless the Option Holder ceases to be an Employee  or  Consultant  of  the  Corporation as a

            result of:

            (i)   termination for cause or, in the case of a Consultant, breach of contract; or

            (ii)  by  order  of  the  British Columbia Registrar of  Companies,

                  British Columbia Securities  Commission,  the Exchange or any

                  other regulatory body having jurisdiction to so order,

            in which case the Expiry Date shall be the date the  Option  Holder receives notice of termination as an Employee or Consultant of  the

            Corporation.

3.5         EXERCISE PRICE

The Exercise Price shall be equal to the fair value per share, as determined by the  Board  in its sole discretion and announced as of the Award Date, at which an Option Holder may purchase a Share upon the exercise of an Option, and shall not be less than  the  closing price of the Corporation's Shares traded through the facilities of the Exchange  on  the  day  preceding  the  Award  Date  less allowable  discounts  in  accordance with the policies of the Exchange, or such other price as may be required by the Exchange.

3.6         ASSIGNMENT OF OPTIONS

Options may not be assigned  or transferred, provided however that the Personal

Representative of an Option Holder  may,  to  the extent permitted by paragraph

4.1, exercise the Option within the Exercise Period.

3.7         ADJUSTMENTS

If prior to the complete exercise of any Option  the  Shares  are consolidated,

subdivided, converted, exchanged or reclassified or in any way  substituted for

(collectively  the  "Event"),  an  Option, to the extent that it has  not  been exercised, shall be adjusted by the  Board in accordance with such Event in the manner the Board deems appropriate. No  fractional  Shares shall be issued upon the exercise of any Option and accordingly, if as a result  of  the  Event,  an

Option  Holder  would become entitled to a fractional Share, such Option Holder shall have the right  to  purchase  only the next lowest whole number of Shares and no payment or other adjustment will  be made with respect to the fractional interest so disregarded. Additionally, no lots of Shares in an amount less than

500 Shares shall be issued upon the exercise  of  the Option unless such amount of Shares represents the balance left to be exercised under the Option.

3.8         VESTING

All  Options  granted  pursuant  to the Plan will be subject  to  such  vesting requirements as may be prescribed  by the Exchange, if applicable, or as may be imposed by the Board.

The Option Certificate representing  any  such Option will disclose any vesting conditions.

                                   ARTICLE 4

                              EXERCISE OF OPTION

4.1         EXERCISE OF OPTION

An  Option  may  be  exercised  only  by  the Option  Holder  or  the  Personal

Representative  of  any  Option  Holder.  An  Option  Holder  or  the  Personal

Representative of any Option Holder may exercise  an Option in whole or in part at any time or from time to time during the Exercise  Period  up  to  5:00 p.m.

local  time in Vancouver, British Columbia on the Expiry Date by delivering  to the Administrator  an  Exercise Notice, the applicable Option Certificate and a certified cheque or bank draft payable to the Corporation in an amount equal to the aggregate Exercise Price  of  the  Shares  to  be purchased pursuant to the exercise of the Option.

4.2         ISSUE OF SHARE CERTIFICATES

As  soon  as  practicable  following the receipt of the  Exercise  Notice,  the

Administrator shall cause to  be  delivered  to the Option Holder a certificate for the Shares purchased pursuant to the exercise  of the Option. If the number of Shares purchased is less than the number of Shares  subject  to  the  Option

Certificate   surrendered,   the  Administrator  shall  forward  a  new  Option

Certificate to the Option Holder  concurrently  with  delivery of the aforesaid share certificate for the balance of Shares available under the Option.

4.3         CONDITION OF ISSUE

The issue of Shares by the Corporation pursuant to the exercise of an Option is subject to this Plan and compliance with the laws, rules and regulations of all regulatory bodies applicable to the issuance and distribution  of  such  Shares and to the listing requirements of any stock exchange or exchanges on which the

Shares  may  be  listed. The Option Holder agrees to comply with all such laws,

rules and regulations and agrees to furnish to the Corporation any information,

report and/or undertakings required to comply with and to fully co-operate with the Corporation in complying with such laws, rules and regulations.

                                   ARTICLE 5

                                ADMINISTRATION

5.1         ADMINISTRATION

The Plan shall be  administered by the Administrator on the instructions of the

Board. The Board may  make,  amend and repeal at any time and from time to time such regulations not inconsistent  with  the  Plan  as it may deem necessary or advisable for the proper administration and operation  of  the  Plan  and  such regulations  shall  form  part  of  the  Plan.  The  Board  may delegate to the

Administrator  or  any  Director,  officer or employee of the Corporation  such administrative duties and powers as it may see fit.

5.2         INTERPRETATION

The interpretation by the Board of any  of  the  provisions of the Plan and any determination by it pursuant thereto shall be final  and  conclusive  and shall not  be subject to any dispute by any Option Holder. No member of the Board  or any person  acting  pursuant  to  authority  delegated by it hereunder shall be liable for any action or determination in connection  with  the  Plan  made  or taken  in good faith and each member of the Board and each such person shall be entitled to indemnification with respect to any such action or determination in the manner provided for by the Corporation.

                                   ARTICLE 6

                           AMENDMENT AND TERMINATION

6.1         PROSPECTIVE AMENDMENT

Subject to applicable regulatory approval and, if required by any relevant law,

rule or  regulation  applicable to the Plan, to shareholder approval, the Board may from time to time amend the Plan and the terms and conditions of any Option thereafter to be granted and, without limiting the generality of the foregoing,

may make such amendment  for the purpose of meeting any changes in any relevant law, rule or regulation applicable to the Plan, any Option or the Shares or for any other purpose which may  be  permitted  by  all  relevant  laws,  rules and regulations  provided  always  that  subject  to section 6.2 any such amendment shall not adversely alter the terms or conditions  of  any Option or impair any right  of  any  Option  Holder  pursuant to any Option awarded  prior  to  such amendment.

6.2         RETROSPECTIVE AMENDMENT

Subject to applicable regulatory  and, if required by any relevant law, rule or regulation applicable to the Plan,  to shareholder approval, the Board may from time to time retrospectively amend the  Plan  and,  with  the  consent  of  the affected  Option Holders, retrospectively amend the terms and conditions of any

Options which have been previously granted. For greater certainty, the policies of the Exchange  currently  require  that disinterested shareholder approval be obtained for any reduction in the Exercise  Price  of  any  Option  held  by an insider of the Corporation.

6.3         TERMINATION

The  Board  may  terminate  the Plan at any time provided that such termination shall not alter the terms or  conditions  of  any Option or impair any right of any Option Holder pursuant to any Option awarded  prior  to  the  date  of such termination.  Notwithstanding  the  termination  of  the Plan, the Corporation,

Options  awarded  under  the  Plan,  Option Holders and Shares  issuable  under

Options awarded under the Plan shall continue  to be governed by the provisions of the Plan.

6.4         AGREEMENT

The Corporation and every person to whom an Option  is  awarded hereunder shall be bound by and subject to the terms and conditions of the Plan.

                                   ARTICLE 7

                          APPROVALS REQUIRED FOR PLAN

7.1         APPROVALS REQUIRED FOR PLAN

The Plan is subject to approval by the Exchange.

Approved  by  the Board of Directors of Zena Capital Corp.  this  31st  day  of

March, 2004.

ON BEHALF OF THE BOARD

(signed)"Kevin Hanson"

Kevin Hanson

                                 SCHEDULE "A"

                              ZENA CAPITAL CORP.

                     STOCK OPTION PLAN OPTION CERTIFICATE

This Certificate is issued pursuant to the provisions of the Zena Capital Corp.

(the "Corporation") Stock Option Plan (the "Plan") and evidences that

(the "Holder") is the holder of an option (the "Option") to purchase up to common shares (the  "Shares")  in  the  capital  stock  of the Corporation at a purchase price of $

per Share.  Subject to the provisions of the Plan:

      (a)  the Award Date of this Option is                  ; and

      (b)  the Expiry Date of this Option is                 .

The  right  to  purchase  Shares under the Option will vest in  the  Holder  in increments over the term of the Option as follows:

DATECUMULATIVE NUMBER OF SHARES WHICH MAY BE PURCHASED

This Option may be exercised  in accordance with its terms at any time and from time to time from and including  the  Award Date through to and including up to

5:00 local time in Vancouver, British Columbia  on the Expiry Date, by delivery to the Administrator of the Plan an Exercise Notice,  in  the  form provided in the Plan, together with this Certificate and a certified cheque  or  bank draft payable  to  "Zena  Capital  Corp." in an amount equal to the aggregate of  the

Exercise Price of the Shares in respect of which the Option is being exercised.

This  Certificate  and  the  Option   evidenced   hereby   is  not  assignable,

transferable or negotiable and is subject to the detailed terms  and conditions contained in the Plan. This Certificate is issued for convenience  only  and in the  case  of  any  dispute  with  regard  to any matter in respect hereof, the provisions of the Plan and the records of the Corporation shall prevail.

The foregoing Option has been awarded this day of                  .

WITHOUT PRIOR WRITTEN CONSENT OF THE TSX VENTURE  EXCHANGE  AND COMPLIANCE WITH

ALL  APPLICABLE  SECURITIES  LEGISLATION,  THE SECURITIES REPRESENTED  BY  THIS

CERTIFICATE AND THE SHARES ISSUABLE UPON THE  EXERCISE THEREOF MAY NOT BE SOLD,

TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON  OR  THROUGH THE FACILITIES OF

THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR  FOR  THE BENEFIT OF A

CANADIAN RESIDENT UNTIL _____________________.

                                 ZENA CAPITAL CORP.

                                 Per:

                                 SCHEDULE "B"

                                EXERCISE NOTICE

TO:         The Administrator, Stock Option Plan

            Zena Capital Corp.

            Suite 604 - 750 West Pender Street, Vancouver, B.C., V6C 2T7

1.    EXERCISE OF OPTION

The undersigned hereby irrevocably gives notice, pursuant to the  Zena  Capital

Corp.  (the  "Corporation") Stock Option Plan (the "Plan"), of the exercise  of the Option to acquire and hereby subscribes for (cross out inapplicable item):

      (a)   all of the Shares; or

      (b)                       of  the  Shares  which  are  the subject of the

            option certificate attached hereto.

Calculation of total Exercise Price:

      (a)   number of Shares to be acquired on exercise:            shares

      (b)   times the Exercise Price per Share:        $

            Total Exercise Price, as enclosed herewith:$

The  undersigned tenders herewith a cheque or bank draft (circle  one)  in  the amount  of  $__________,  payable to "Zena Capital Corp." in an amount equal to the total Exercise Price of  the  Shares,  as calculated above, and directs the

Corporation to issue the share certificate evidencing the Shares in the name of the undersigned to be mailed to the undersigned at the following address:

DATED the          day of                        .

Witness                                    Signature of Option Holder

Name of Witness (Print)                    Name of Option Holder (Print)

FORM 5D

ESCROW AGREEMENT

(Select: VALUE SECURITY/SURPLUS SECURITY)

THIS AGREEMENT is made as of the 20th day of April, 2004.

AMONG:

ZENA CAPITAL CORP., 604 - 750 West Pender Street,
Vancouver, British Columbia, V6C 2T7

(the “Issuer”)

AND:

PACIFIC CORPORATE TRUST COMPANY, 10th Floor - 625 Howe Street, Vancouver, British Columbia, V6C 3B8

(the “Escrow Agent”)

AND:

EACH OF THE UNDERSIGNED SECURITYHOLDERS OF THE ISSUER

(a “Securityholder” or “you”)

(collectively, the “Parties”)

This Agreement is being entered into by the Parties under Exchange Policy 5.4 - Escrow, Vendor Consideration and Resale Restrictions (the Policy) in connection with a Qualifying Transaction.  The Issuer is a Tier 2 Issuer as described in Policy 2.1 - Minimum Listing Requirements.

For good and valuable consideration, the Parties agree as follows:

PART 1

ESCROW

1.1

Appointment of Escrow Agent

The Issuer and the Securityholders appoint the Escrow Agent to act as escrow agent under this Agreement.  The Escrow Agent accepts the appointment.

1.2

Deposit of Escrow Securities in Escrow

(1)

You are depositing the securities (escrow securities) listed opposite your name in Schedule “A” with the Escrow Agent to be held in escrow under this Agreement.  You will immediately deliver or cause to be delivered to the Escrow Agent any share certificates or other evidence of these securities which you have or which you may later receive.

(2)

If you receive any other securities (additional escrow securities):

(a)

as a dividend or other distribution on escrow securities;

(b)

on the exercise of a right of purchase, conversion or exchange attaching to escrow securities, including securities received on conversion of special warrants;

(c)

on a subdivision, or compulsory or automatic conversion or exchange of escrow securities; or

(d)

from a successor issuer in a business combination, if Part 6 of this Agreement applies,

you will deposit them in escrow with the Escrow Agent.  You will deliver or cause to be delivered to the Escrow Agent any share certificates or other evidence of those additional escrow securities.  When this Agreement refers to escrow securities, it includes additional escrow securities.

(3)

You will immediately deliver to the Escrow Agent any replacement share certificates or other evidence of additional escrow securities issued to you.

1.3

Direction to Escrow Agent

The Issuer and the Securityholders direct the Escrow Agent to hold the escrow securities in escrow until they are released from escrow under this Agreement.

PART 2

RELEASE OF ESCROW SECURITIES

2.1

Release Provisions

The provisions of Schedule B2 (Value Security Escrow Agreement for Tier 2 Issuers) are incorporated into and form part of this Agreement.

2.2

Additional escrow securities

If you acquire additional escrow securities in connection with the transaction to which this agreement relates, those securities will be added to the securities already in escrow, to increase the number of remaining escrow securities.  After that, all of the escrow securities will be released in accordance with the applicable release schedule.

2.3

Additional Requirements for Tier 2 Surplus Escrow Securities

Where securities are subject to a Tier 2 Surplus Security Escrow Agreement [Schedule B(4)], the following additional conditions apply:

(1)

The escrow securities will be cancelled if the asset, property, business or interest therein in consideration of which the securities were issued, is lost, or abandoned, or the operations or development of such asset, property or business is discontinued.

(2)

The Escrow Agent will not release escrow securities from escrow under schedule B(4) unless the Escrow Agent has received, within the 15 days prior to the release date, a certificate from the Issuer that:

(a)

is signed by two directors or officers of the Issuer;

(b)

is dated not more than 30 days prior to the release date;

(c)

states that the assets for which the escrow securities were issued (the “Assets”) were included as assets on the balance sheet of the Issuer in the most recent financial statements filed by the Issuer with the Exchange; and

(d)

states that the Issuer has no reasonable knowledge that the Assets will not be included as assets on the balance sheet of the Issuer in the next financial statements to be filed by the Issuer with the Exchange.

(3)

If, at any time during the term of this Agreement, the Escrow Agent is prohibited from releasing escrow securities on a release date specified schedule B(4) as a result of section 2.3(2) above, then the Escrow Agent will not release any further escrow securities from escrow without the written consent of the Exchange.

(4)

If as a result of this section 2.3, the Escrow Agent does not release escrow securities from escrow for a period of five years, then:

(a)

the Escrow Agent will deliver a notice to the Issuer, and will include with the notice any certificates that the Escrow Agent holds which evidence the escrow securities; and

(b)

the Issuer and the Escrow Agent will take such action as is necessary to cancel the escrow securities.

(5)

For the purposes of cancellation of escrow securities under this section, each Securityholder irrevocably appoints the Escrow Agent as his or her attorney, with authority to appoint substitute attorneys, as necessary.

2.4

Delivery of Share Certificates for Escrow Securities

The Escrow Agent will send to each Securityholder any share certificates or other evidence of that Securityholder’s escrow securities in the possession of the Escrow Agent released from escrow as soon as reasonably practicable after the release.

2.5

Replacement Certificates

If, on the date a Securityholder’s escrow securities are to be released, the Escrow Agent holds a share certificate or other evidence representing more escrow securities than are to be released, the Escrow Agent will deliver the share certificate or other evidence to the Issuer or its transfer agent and request replacement share certificates or other evidence.  The Issuer will cause replacement share certificates or other evidence to be prepared and delivered to the Escrow Agent.  After the Escrow Agent receives the replacement share certificates or other evidence, the Escrow Agent will send to the Securityholder or at the Securityholder’s direction, the replacement share certificate or other evidence of the escrow securities released.  The Escrow Agent and Issuer will act as soon as reasonably practicable.

2.6

Release upon Death

(1)

If a Securityholder dies, the Securityholder’s escrow securities will be released from escrow.  The Escrow Agent will deliver any share certificates or other evidence of the escrow securities in the possession of the Escrow Agent to the Securityholder’s legal representative provided that:

(a)

the legal representative of the deceased Securityholder provides written notice to the Exchange of the intent to release the escrow securities as at a specified date which is at least 10 business days and not more than 30 business days prior to the proposed release; and

(b)

the Exchange does not provide notice of its objection to the Escrow Agent prior to 10:00 a.m. (Vancouver time) or 11:00 a.m. (Calgary time) on such specified date.

(2)

Prior to delivery the Escrow Agent must receive:

(a)

a certified copy of the death certificate; and

(b)

any evidence of the legal representative’s status that the Escrow Agent may reasonably require.

2.7

Exchange Discretion to Terminate

If the Escrow Agent receives a request from the Exchange to halt or terminate the release of escrow securities from escrow, then the Escrow Agent will comply with that request, and will not release any escrow securities from escrow until it receives the written consent of the Exchange.

2.8

Discretionary Applications

The Exchange may consent to the release from escrow of escrow securities in other circumstances and on terms and on conditions it deems appropriate. Securities may be released from escrow provided that the Escrow Agent receives written notice from the Exchange.

PART 3

EARLY RELEASE ON CHANGE OF ISSUER STATUS

3.1

Early Release – Graduation to Tier 1

(1)

When a Tier 2 Issuer becomes a Tier 1 Issuer, the release schedule for its escrow securities changes.

(2)

If the Issuer reasonably believes that it meets the Minimum Listing Requirements of a Tier 1 Issuer as described in Policy 2.1 – Minimum Listing Requirements, the Issuer may make application to the Exchange to be listed as a Tier 1 Issuer.  The Issuer must also concurrently provide notice to the Escrow Agent that it is making such an application.

(3)

If the graduation to Tier 1 is accepted by the Exchange, the Exchange will issue an Exchange Bulletin confirming final acceptance for listing of the Issuer on Tier 1.  Upon issuance of this Bulletin the Issuer must immediately:

(a)

issue a news release:

(i)

disclosing that it has been accepted for graduation to Tier 1; and

(ii)

disclosing the number of escrow securities to be released and the dates of release under the new schedule; and

(b)

provide the news release, together with a copy of the Exchange Bulletin, to the Escrow Agent.

(4)

Upon completion of the steps in section 3.1(3) above, the Issuer’s release schedule will be replaced as follows:

Applicable Schedule Pre-Graduation	Applicable Schedule Post-Graduation
Schedule B(2)	Schedule B(1)
Schedule B(4)	Schedule B(3)

(5)

Within 10 days of the Exchange Bulletin confirming the Issuer’s listing on Tier 1, the Escrow Agent must release any escrow securities from escrow securities which under the new release schedule would have been releasable at a date prior to the Exchange Bulletin.

PART 4

DEALING WITH ESCROW SECURITIES

4.1

Restriction on Transfer, etc.

Unless it is expressly permitted in this Agreement, you will not sell, transfer, assign, mortgage, enter into a derivative transaction concerning, or otherwise deal in any way with your escrow securities or any related share certificates or other evidence of the escrow securities.  If a Securityholder is a private company controlled by one or more Principals of the Issuer, the Securityholder may not participate in a transaction that results in a change of its control or a change in the economic exposure of the Principals to the risks of holding escrow securities.

4.2

Pledge, Mortgage or Charge as Collateral for a Loan

Subject to Exchange acceptance, you may pledge, mortgage or charge your escrow securities to a financial institution as collateral for a loan, provided that no escrow securities or any share certificates or other evidence of escrow securities will be transferred or delivered by the Escrow Agent to the financial institution for this purpose. The loan agreement must provide that the escrow securities will remain in escrow if the lender realizes on the escrow securities to satisfy the loan.

4.3

Voting of Escrow Securities

Although you may exercise voting rights attached to your escrow securities, you may not, while your securities are held in escrow, exercise voting rights attached to any securities (whether in escrow or not) in support of one or more arrangements that would result in the repayment of capital being made on the escrow securities prior to a winding up of the Issuer.

4.4

Dividends on Escrow Securities

You may receive a dividend or other distribution on your escrow securities, and elect the manner of payment from the standard options offered by the Issuer.  If the Escrow Agent receives a dividend or other distribution on your escrow securities, other than additional escrow securities, the Escrow Agent will pay the dividend or other distribution to you on receipt.

4.5

Exercise of Other Rights Attaching to Escrow Securities

You may exercise your rights to exchange or convert your escrow securities in accordance with this agreement.

PART 5

PERMITTED TRANSFERS WITHIN ESCROW

5.1

Transfer to Directors and Senior Officers

(1)

You may transfer escrow securities within escrow to existing or, upon their appointment, incoming directors or senior officers of the Issuer or any of its material operating subsidiaries, if the Issuer’s board of directors has approved the transfer and provided that:

(a)

you make application to transfer under the Policy at least 10 business days and not more than 30 business days prior to the date of the proposed transfer; and

(b)

the Exchange does not provide notice of its objection to the Escrow Agent prior to 10:00 a.m. (Vancouver time) or 11:00 a.m. (Calgary time) on such specified date.

(2)

Prior to the transfer the Escrow Agent must receive:

(a)

a certified copy of the resolution of the board of directors of the Issuer approving the transfer;

(b)

a certificate signed by a director or officer of the Issuer authorized to sign, stating that the transfer is to a director or senior officer of the Issuer or a material operating subsidiary and that any required acceptance from the Exchange the Issuer is listed on has been received;

(c)

an acknowledgment in the form of Form 5E signed by the transferee; and

(d)

a transfer power of attorney, completed and executed by the transferor in accordance with the requirements of the Issuer’s transfer agent.

5.2

Transfer to Other Principals

(1)

You may transfer escrow securities within escrow:

(a)

to a person or company that before the proposed transfer holds more than 20% of the voting rights attached to the Issuer’s outstanding securities; or

(b)

to a person or company that after the proposed transfer

(i)

will hold more than 10% of the voting rights attached to the Issuer’s outstanding securities, and

(ii)

has the right to elect or appoint one or more directors or senior officers of the Issuer or any of its material operating subsidiaries,

provided that:

(c)

you make an application to transfer under the Policy at least 10 business days and not more than 30 business days prior to the date of the proposed transfer; and

(d)

the Exchange does not provide notice of its objection to the Escrow Agent prior to 10:00 a.m. (Vancouver time) or 11:00 a.m. (Calgary time) on such specified date.

(2)

Prior to the transfer the Escrow Agent must receive:

(a)

a certificate signed by a director or officer of the Issuer authorized to sign, stating that:

(i)

the transfer is to a person or company that the officer believes, after reasonable investigation, holds more than 20% of the voting rights attached to the Issuer’s outstanding securities before the proposed transfer; or

(ii)

the transfer is to a person or company that:

(A)

the officer believes, after reasonable investigation, will hold more than 10% of the voting rights attached to the Issuer’s outstanding securities; and

(B)

has the right to elect or appoint one or more directors or senior officers of the Issuer or any of its material operating subsidiaries after the proposed transfer; and

(iii)

any required approval from the Exchange or any other exchange on which the Issuer is listed has been received;

(b)

an acknowledgment in the form of Form 5E signed by the transferee; and

(c)

a transfer power of attorney, completed and executed by the transferor in accordance with the requirements of the Issuer’s transfer agent.

5.3

Transfer upon Bankruptcy

(1)

You may transfer escrow securities within escrow to a trustee in bankruptcy or another person or company entitled to escrow securities on bankruptcy provided that:

(a)

you make application to transfer under the Policy at least 10 business days and not more than 30 business days prior to the date of the proposed transfer; and

(b)

the Exchange does not provide notice of its objection to the Escrow Agent prior to 10:00 a.m. (Vancouver time) or 11:00 a.m. (Calgary time) on such specified date.

(2)

Prior to the transfer, the Escrow Agent must receive:

(a)

a certified copy of either

(i)

the assignment in bankruptcy filed with the Superintendent of Bankruptcy, or

(ii)

the receiving order adjudging the Securityholder bankrupt;

(b)

a certified copy of a certificate of appointment of the trustee in bankruptcy;

(c)

a transfer power of attorney, duly completed and executed by the transferor in accordance with the requirements of the Issuer’s transfer agent; and

(d)

an acknowledgment in the form of Form 5E signed by

(i)

the trustee in bankruptcy or

(ii)

on direction from the trustee, with evidence of that direction attached to the acknowledgement form, another person or company legally entitled to the escrow securities.

5.4

Transfer Upon Realization of Pledged, Mortgaged or Charged Escrow Securities

(1)

You may transfer escrow securities you have pledged, mortgaged or charged under section 4.2 to a financial institution as collateral for a loan within escrow to the lender on realization provided that:

(a)

you make application to transfer under the Policy at least 10 business days and not more than 30 business days prior to the date of the proposed transfer; and

(b)

the Exchange does not provide notice of its objection to the Escrow Agent prior to 10:00 a.m. (Vancouver time) or 11:00 a.m. (Calgary time) on such specified date.

(2)

Prior to the transfer the Escrow Agent must receive:

(a)

a statutory declaration of an officer of the financial institution that the financial institution is legally entitled to the escrow securities;

(b)

evidence that the Exchange has accepted the pledge, mortgage or charge of escrow securities to the financial institution;

(c)

a transfer power of attorney, executed by the transferor in accordance with the requirements of the Issuer’s transfer agent; and

(d)

an acknowledgement in the form of Form 5E signed by the financial institution.

5.5

Transfer to Certain Plans and Funds

(1)

You may transfer escrow securities within escrow to or between a registered retirement savings plan (RRSP), registered retirement income fund (RRIF) or other similar registered plan or fund with a trustee, where the beneficiaries of the plan or fund are limited to you and your spouse, children and parents provided that:

(a)

you make application to transfer under the Policy at least 10 business days and not more than 30 business days prior to the date of the proposed transfer; and

(b)

the Exchange does not provide notice of its objection to the Escrow Agent prior to 10:00 a.m. (Vancouver time) or 11:00 a.m. (Calgary time) on such specified date.

(2)

Prior to the transfer the Escrow Agent must receive:

(a)

evidence from the trustee of the transferee plan or fund, or the trustee’s agent, stating that, to the best of the trustee’s knowledge, the annuitant of the RRSP or RRIF or the beneficiaries of the other registered plan or fund do not include any person or company other than you and your spouse, children and parents;

(b)

a transfer power of attorney, executed by the transferor in accordance with the requirements of the Issuer’s transfer agent; and

(c)

an acknowledgement in the form of Form 5E signed by the trustee of the plan or fund.

5.6

Effect of Transfer Within Escrow

After the transfer of escrow securities within escrow, the escrow securities will remain in escrow and released from escrow under this Agreement as if no transfer has occurred, on the same terms that applied before the transfer.  The Escrow Agent will not deliver any share certificates or other evidence of the escrow securities to transferees under this Part 5.

5.7

Discretionary Applications

The Exchange may consent to the transfer within escrow of escrow securities in other circumstances and on such terms and conditions as it deems appropriate.

PART 6

BUSINESS COMBINATIONS

6.1

Business Combinations

This Part applies to the following (business combinations):

(a)

a formal take-over bid for all outstanding securities of the Issuer or which, if successful, would result in a change of control of the Issuer

(b)

a formal issuer bid for all outstanding equity securities of the Issuer

(c)

a statutory arrangement

(d)

an amalgamation

(e)

a merger

(f)

a reorganization that has an effect similar to an amalgamation or merger

6.2

Delivery to Escrow Agent

(1)

You may tender your escrow securities to a person or company in a business combination.  At least five business days prior to the date the escrow securities must be tendered under the business combination, you must deliver to the Escrow Agent:

(a)

a written direction signed by you that directs the Escrow Agent to deliver to the depositary under the business combination any share certificates or other evidence of the escrow securities and a completed and executed cover letter or similar document and, where required, transfer power of attorney completed and executed for transfer in accordance with the requirements of the Issuer’s depository, and any other documentation specified or provided by you and required to be delivered to the depositary under the business combination;

(b)

written consent of the Exchange; and

(c)

any other information concerning the business combination as the Escrow Agent may reasonably require.

6.3

Delivery to Depositary

(1)

As soon as reasonably practicable, and in any event no later than three business days after the Escrow Agent receives the documents and information required under section 6.2, the Escrow Agent will deliver to the depositary, in accordance with the direction, any share certificates or other evidence of the escrow securities, and a letter addressed to the depositary that

(a)

identifies the escrow securities that are being tendered;

(b)

states that the escrow securities are held in escrow;

(c)

states that the escrow securities are delivered only for the purposes of the business combination and that they will be released from escrow only after the Escrow Agent receives the information described in section 6.4;

(d)

if any share certificates or other evidence of the escrow securities have been delivered to the depositary, requires the depositary to return to the Escrow Agent, as soon as practicable, the share certificates or other evidence of escrow securities that are not released from escrow into the business combination; and

(e)

where applicable, requires the depositary to deliver or cause to be delivered to the Escrow Agent, as soon as practicable, share certificates or other evidence of additional escrow securities that you acquire under the business combination.

6.4

Release of Escrow Securities to Depositary

(1)

The Escrow Agent will release from escrow the tendered escrow securities provided that:

(a)

you or the Issuer make application to release the tendered securities under the Policy on a date at least 10 business days and not more than 30 business days prior to the date of the proposed release date; and

(b)

the Exchange does not provide notice of its objection to the Escrow Agent prior to 10:00 a.m. (Vancouver time) or 11:00 a.m. (Calgary time) on such specified date;

(c)

the Escrow Agent receives a declaration signed by the depositary or, if the direction identifies the depositary as acting on behalf of another person or company in respect of the business combination, by that other person or company, that

(i)

the terms and conditions of the business combination have been met or waived; and

(ii)

the escrow securities have either been taken up and paid for or are subject to an unconditional obligation to be taken up and paid for under the business combination.

6.5

Escrow of New Securities

(1)

If you receive securities (new securities) of another issuer (successor issuer) in exchange for your escrow securities, the new securities will be subject to escrow in substitution for the tendered escrow securities, unless, immediately after completion of the business combination,

(a)

the successor issuer is an exempt issuer as defined in the National Policy;

(b)

the escrow holder was subject to a Value Security Escrow Agreement and is not a Principal of the successor issuer; and

(c)

the escrow holder holds less than 1% of the voting rights attached to the successor issuer’s outstanding securities.  (In calculating this percentage, include securities that may be issued to the escrow holder under outstanding convertible securities in both the escrow holders securities and the total securities outstanding.)

6.6

Release from Escrow of New Securities

(1)

The Escrow Agent will send to a Securityholder share certificates or other evidence of the Securityholder’s new securities as soon as reasonably practicable after the Escrow Agent receives

(a)

a certificate from the successor issuer signed by a director or officer of the successor issuer authorized to sign

(i)

stating that it is a successor issuer to the Issuer as a result of a business combination;

(ii)

containing a list of the securityholders whose new securities are subject to escrow under section 6.5;

(iii)

containing a list of the securityholders whose new securities are not subject to escrow under section 6.5;

(b)

written confirmation from the Exchange that it has accepted the list of Securityholders whose new securities are not subject to escrow under section 6.5; and

(2)

The escrow securities of the Securityholders whose securities are not subject to escrow under section 6.5, will be released, and the Escrow Agent will send any share certificates or other evidence of the escrow securities in the possession of the Escrow Agent in accordance with section 2.4.

(3)

If your new securities are subject to escrow, unless subsection (4) applies, the Escrow Agent will hold your new securities in escrow on the same terms and conditions, including release dates, as applied to the escrow securities that you exchanged.

(4)

If the Issuer is a Tier 2 Issuer and the successor issuer is a Tier 1 Issuer, the release provisions in section 3.1(4) relating to graduation will apply.  .

PART 7

RESIGNATION OF ESCROW AGENT

7.1

Resignation of Escrow Agent

(1)

If the Escrow Agent wishes to resign as escrow agent, the Escrow Agent will give written notice to the Issuer and the Exchange.

(2)

If the Issuer wishes to terminate the Escrow Agent as escrow agent, the Issuer will give written notice to the Escrow Agent and the Exchange.

(3)

If the Escrow Agent resigns or is terminated, the Issuer will be responsible for ensuring that the Escrow Agent is replaced not later than the resignation or termination date by another escrow agent that is acceptable to the Exchange and that has accepted such appointment, which appointment will be binding on the Issuer and the Securityholders.

(4)

The resignation or termination of the Escrow Agent will be effective, and the Escrow Agent will cease to be bound by this Agreement, on the date that is 60 days after the date of receipt of the notices referred to above by the Escrow Agent or Issuer, as applicable, or on such other date as the Escrow Agent and the Issuer may agree upon (the “resignation or termination date”), provided that the resignation or termination date will not be less than 10 business days before a release date.

(5)

If the Issuer has not appointed a successor escrow agent within 60 days of the resignation or termination date, the Escrow Agent will apply, at the Issuer’s expense, to a court of competent jurisdiction for the appointment of a successor escrow agent, and the duties and responsibilities of the Escrow Agent will cease immediately upon such appointment.

(6)

On any new appointment under this section, the successor Escrow Agent will be vested with the same powers, rights, duties and obligations as if it had been originally named herein as Escrow Agent, without any further assurance, conveyance, act or deed.  The predecessor Escrow Agent, upon receipt of payment for any outstanding account for its services and expenses then unpaid, will transfer, deliver and pay over to the successor Escrow Agent, who will be entitled to receive, all securities, records or other property on deposit with the predecessor Escrow Agent in relation to this Agreement and the predecessor Escrow Agent will thereupon be discharged as Escrow Agent.

(7)

If any changes are made to Part 8 of this Agreement as a result of the appointment of the successor Escrow Agent, those changes must not be inconsistent with the Policy and the terms of this Agreement and the Issuer to this Agreement will file a copy of the new Agreement with the Exchange.

PART 8

OTHER CONTRACTUAL ARRANGEMENTS

8.1

Escrow Agent Not a Trustee

The Escrow Agent accepts duties and responsibilities under this Agreement, and the escrow securities and any share certificates or other evidence of these securities, solely as a custodian, bailee and agent. No trust is intended to be, or is or will be, created hereby and the Escrow Agent shall owe no duties hereunder as a trustee.

8.2

Escrow Agent Not Responsible for Genuineness

The Escrow Agent will not be responsible or liable in any manner whatever for the sufficiency, correctness, genuineness or validity of any escrow security deposited with it.

8.3

Escrow Agent Not Responsible for Furnished Information

The Escrow Agent will have no responsibility for seeking, obtaining, compiling, preparing or determining the accuracy of any information or document, including the representative capacity in which a party purports to act, that the Escrow Agent receives as a condition to a release from escrow or a transfer of escrow securities within escrow under this Agreement.

8.4

Escrow Agent Not Responsible after Release

The Escrow Agent will have no responsibility for escrow securities that it has released to a Securityholder or at a Securityholder’s direction according to this Agreement.

8.5

Indemnification of Escrow Agent

The Issuer and each Securityholder hereby jointly and severally agree to indemnify and hold harmless the Escrow Agent, its affiliates, and their current and former directors, officers, employees and agents from and against any and all claims, demands, losses, penalties, costs, expenses, fees and liabilities, including, without limitation, legal fees and expenses, directly or indirectly arising out of, in connection with, or in respect of, this Agreement, except where same result directly and principally from gross negligence, wilful misconduct or bad faith on the part of the Escrow Agent. This indemnity survives the release of the escrow securities, the resignation or termination of the Escrow Agent and the termination of this Agreement.

8.6

Additional Provisions

(1)

The Escrow Agent will be protected in acting and relying reasonably upon any notice, direction, instruction, order, certificate, confirmation, request, waiver, consent, receipt, statutory declaration or other paper or document (collectively referred to as “Documents”) furnished to it and purportedly signed by any officer or person required to or entitled to execute and deliver to the Escrow Agent any such Document in connection with this Agreement, not only as to its due execution and the validity and effectiveness of its provisions, but also as to the truth or accuracy of any information therein contained, which it in good faith believes to be genuine.

(2)

The Escrow Agent will not be bound by any notice of a claim or demand with respect thereto, or any waiver, modification, amendment, termination or rescission of this Agreement unless received by it in writing, and signed by the other Parties and approved by the Exchange, and, if the duties or indemnification of the Escrow Agent in this Agreement are affected, unless it has given its prior written consent.

(3)

The Escrow Agent may consult with or retain such legal counsel and advisors as it may reasonably require for the purpose of discharging its duties or determining its rights under this Agreement and may rely and act upon the advice of such counsel or advisor.  The Escrow Agent will give written notice to the Issuer as soon as practicable that it has retained legal counsel or other advisors.  The Issuer will pay or reimburse the Escrow Agent for any reasonable fees, expenses and disbursements of such counsel or advisors.

(4)

In the event of any disagreement arising under the terms of this Agreement, the Escrow Agent will be entitled, at its option, to refuse to comply with any and all demands whatsoever until the dispute is settled either by a written agreement among the Parties or by a court of competent jurisdiction.

(5)

The Escrow Agent will have no duties or responsibilities except as expressly provided in this Agreement and will have no duty or responsibility under the Policy or arising under any other agreement, including any agreement referred to in this Agreement, to which the Escrow Agent is not a party.

(6)

The Escrow Agent will have the right not to act and will not be liable for refusing to act unless it has received clear and reasonable documentation that complies with the terms of this Agreement. Such documentation must not require the exercise of any discretion or independent judgment.

(7)

The Escrow Agent is authorized to cancel any share certificate delivered to it and hold such Securityholder’s escrow securities in electronic, or uncertificated form only, pending release of such securities from escrow.

(8)

The Escrow Agent will have no responsibility with respect to any escrow securities in respect of which no share certificate or other evidence or electronic or uncertificated form of these securities has been delivered to it, or otherwise received by it.

8.7

Limitation of Liability of Escrow Agent

The Escrow Agent will not be liable to any of the Parties hereunder for any action taken or omitted to be taken by it under or in connection with this Agreement, except for losses directly, principally and immediately caused by its bad faith, wilful misconduct or gross negligence. Under no circumstances will the Escrow Agent be liable for any special, indirect, incidental, consequential, exemplary, aggravated or punitive losses or damages hereunder, including any loss of profits, whether foreseeable or unforeseeable. Notwithstanding the foregoing or any other provision of this Agreement, in no event will the collective liability of the Escrow Agent under or in connection with this Agreement to any one or more Parties, except for losses directly caused by its bad faith or wilful misconduct, exceed the amount of its annual fees under this Agreement or the amount of three thousand dollars ($3,000.00), whichever amount shall be greater.

8.8

Remuneration of Escrow Agent

The Issuer will pay the Escrow Agent reasonable remuneration for its services under this Agreement, which fees are subject to revision from time to time on 30 days' written notice.  The Issuer will reimburse the Escrow Agent for its expenses and disbursements. Any amount due under this section and unpaid 30 days after request for such payment, will bear interest from the expiration of such period at a rate per annum equal to the then current rate charged by the Escrow Agent, payable on demand.

PART 9

INDEMNIFICATION OF THE EXCHANGE

9.1

Indemnification

(1)

The Issuer and each Securityholder jointly and severally:

(a)

release, indemnify and save harmless the Exchange from all costs (including legal cost, expenses and disbursements), charges, claims, demands, damages, liabilities, losses and expenses incurred by the Exchange;

(b)

agree not to make or bring a claim or demand, or commence any action, against the Exchange; and

(c)

agree to indemnify and save harmless the Exchange from all costs (including legal costs) and damages that the Exchange incurs or is required by law to pay as a result of any person’s claim, demand or action, arising from any and every act or omission committed or omitted by the Exchange, in connection with this Agreement, even if said act or omission was negligent, or constituted a breach of the terms of this Agreement.

(2)

This indemnity survives the release of the escrow securities and the termination of this Agreement.

PART 10

NOTICES

10.1

Notice to Escrow Agent

Documents will be considered to have been delivered to the Escrow Agent on the next business day following the date of transmission, if delivered by fax, the date of delivery, if delivered by hand during normal business hours or by prepaid courier, or 5 business days after the date of mailing, if delivered by mail, to the following:

Pacific Corporate Trust Company
10th Floor, 625 Howe Street
Vancouver, B.C.  V6C 3B8

Attention:

Manager, Corporate Trust
Telephone:

604-689-9853
Fax:

604-689-8144

10.2

Notice to Issuer

Documents will be considered to have been delivered to the Issuer on the next business day following the date of transmission, if delivered by fax, the date of delivery, if delivered by hand or by prepaid courier, or 5 business days after the date of mailing, if delivered by mail, to the following:

Zena Capital Corp.
Suite 604, 750 West Pender Street
Vancouver, B.C.  V6C 2T7

Attention:

Kevin Hanson
Telephone:

604-689-0188
Fax:

604-689-9773

10.3

Deliveries to Securityholders

Documents will be considered to have been delivered to a Securityholder on the date of delivery, if delivered by hand or by prepaid courier, or 5 business days after the date of mailing, if delivered by mail, to the address on the Issuer’s share register.

Any share certificates or other evidence of a Securityholder’s escrow securities will be sent to the Securityholder’s address on the Issuer’s share register unless the Securityholder has advised the Escrow Agent in writing otherwise at least ten business days before the escrow securities are released from escrow.  The Issuer will provide the Escrow Agent with each Securityholder’s address as listed on the Issuer’s share register.

10.4

Change of Address

(1)

The Escrow Agent may change its address for delivery by delivering notice of the change of address to the Issuer and to each Securityholder.

(2)

The Issuer may change its address for delivery by delivering notice of the change of address to the Escrow Agent and to each Securityholder.

(3)

A Securityholder may change that Securityholder’s address for delivery by delivering notice of the change of address to the Issuer and to the Escrow Agent.

10.5

Postal Interruption

A party to this Agreement will not mail a Document if the party is aware of an actual or impending disruption of postal service.

PART 11

GENERAL

11.1

Interpretation – “holding securities”

Unless the context otherwise requires, all capitalized terms that are not otherwise defined in this Agreement, shall have the meanings as defined in Policy 1.1 - Interpretation or in Policy 5.4 - Escrow, Vendor Consideration and Resale Restrictions.

When this Agreement refers to securities that a Securityholder “holds”, it means that the Securityholder has direct or indirect beneficial ownership of or control or direction over the securities.

11.2

Enforcement by Third Parties

The Issuer enters this Agreement both on its own behalf and as trustee for the Exchange and the Securityholders of the Issuer, and this Agreement may be enforced by either the Exchange, or the Securityholders of the Issuer, or both.

11.3

Termination, Amendment, and Waiver of Agreement

(1)

Subject to subsection 11.3(3), this Agreement shall only terminate:

(a)

with respect to all the Parties:

(i)

as specifically provided in this Agreement;

(ii)

subject to subsection 11.3(2), upon the agreement of all Parties; or

(iii)

when the Securities of all Securityholders have been released from escrow pursuant to this Agreement; and

(b)

with respect to a Party:

(i)

as specifically provided in this Agreement; or

(ii)

if the Party is a Securityholder, when all of the Securityholder’s Securities have been released from escrow pursuant to this Agreement.

(2)

An agreement to terminate this Agreement pursuant to section 11.3(1)(a)(ii) shall not be effective unless and until the agreement to terminate

(a)

is evidenced by a memorandum in writing signed by all Parties;

(b)

has been consented to in writing by the Exchange; and

(c)

has been approved by a majority of securityholders of the Issuer who are not Securityholders.

(3)

Notwithstanding any other provision in this Agreement, the obligations set forth in section 9.1 shall survive the termination of this Agreement and the resignation or removal of the Escrow Agent.

(4)

No amendment or waiver of this Agreement or any part of this Agreement shall be effective unless the amendment or waiver:

(a)

is evidenced by a memorandum in writing signed by all Parties;

(b)

has been approved in writing by the Exchange; and

(c)

has been approved by a majority of securityholders of the Issuer who are not Securityholders.

(5)

No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provision (whether similar or not), nor shall any waiver constitute a continuing waiver, unless expressly provided.

11.4

Severance of Illegal Provision

Any provision or part of a provision of this Agreement determined by a court of competent jurisdiction to be invalid, illegal or unenforceable shall be deemed stricken to the extent necessary to eliminate any invalidity, illegality or unenforceability, and the rest of the Agreement and all other provisions and parts thereof shall remain in full force and effect and be binding upon the parties hereto as though the said illegal and/or unenforceable provision or part thereof had never been included in this Agreement.

11.5

Further Assurances

The Parties will execute and deliver any further documents and perform any further acts reasonably requested by any of the Parties to this agreement which are necessary to carry out the intent of this Agreement.

11.6

Time

Time is of the essence of this Agreement.

11.7

Consent of Exchange to Amendment

The Exchange must approve any amendment to this Agreement.

11.8

Additional Escrow Requirements

A Canadian exchange may impose escrow terms or conditions in addition to those set out in this Agreement.

11.9

Governing Laws

The laws of British Columbia and the applicable laws of Canada will govern this Agreement.

11.10

Counterparts

The Parties may execute this Agreement by fax and in counterparts, each of which will be considered an original and all of which will be one agreement.

11.11

Singular and Plural

Wherever a singular expression is used in this Agreement, that expression is considered as including the plural or the body corporate where required by the context.

11.12

Language

This Agreement has been drawn up in the English language at the request of all parties.  Cet acte a été rédigé en anglais à la demande de toutes les parties.

11.13

Benefit and Binding Effect

This Agreement will benefit and bind the Parties and their heirs, executors, administrators, successors and permitted assigns and all persons claiming through them as if they had been a Party to this Agreement.

11.14

Entire Agreement

This is the entire agreement among the Parties concerning the subject matter set out in this Agreement and supersedes any and all prior understandings and agreements.

11.15

Successor to Escrow Agent

Any corporation with which the Escrow Agent may be amalgamated, merged or consolidated, or any corporation succeeding to the business of the Escrow Agent will be the successor of the Escrow Agent under this Agreement without any further act on its part or on the part or any of the Parties, provided that the successor is recognized by the Exchange.

The Parties have executed and delivered this Agreement as of the date set out above.

PACIFIC CORPORATE TRUST COMPANY

(signed) “Dianna Reimer”

Authorized signatory

(signed) “Norm Hamade”

Authorized signatory

ZENA CAPITAL CORP.

(signed) “Kevin Hanson”

Authorized signatory

(signed) “Terry Amisano”

Authorized signatory

If the Securityholder is an individual:

Signed, sealed and delivered by

)

KEVIN HANSON in the presence of:

)

)

Greg Burnett

Name

)

)

__________________________________________)

(signed) “Kevin Hanson”

Address

)

KEVIN HANSON

)

__________________________________________)

)

)

Businessman

)

Occupation

)

Signed, sealed and delivered by

)

TERRY AMISANO in the presence of:

)

)

Kevin Hanson

Name

)

)

__________________________________________)

(signed) “Terry Amisano”

Address

)

TERRY AMISANO

)

__________________________________________)

)

)

Accountant

)

Occupation

)

Signed, sealed and delivered by

)

GREG BURNETT in the presence of:

)

)

Kevin Hanson

Name

)

)

__________________________________________)

(signed) “Greg Burnett”

Address

)

GREG BURNETT

)

__________________________________________)

)

)

Accountant

)

Occupation

)

Signed, sealed and delivered by

)

ALAN CRAWFORD in the presence of:

)

)

Kevin Hanson

Name

)

)

__________________________________________)

(signed) “Alan Crawford”

Address

)

ALAN CRAWFORD

)

__________________________________________)

)

)

Accountant

)

Occupation

)

SCHEDULE “A” TO ESCROW AGREEMENT

Securityholder

Name:

Kevin Hanson

Signature:

(signed) “Kevin Hanson”

Address for Notice:

3345 Huntleigh Court

North Vancouver, British Columbia

V7H 1C9

Securities:
Class and Type (i.e. Value Securities or Surplus Securities	Number	Certificate(s) (if applicable)
Value Securities - Common Shares - Common Shares derived from the exercise of Warrant Certificate Nos. W2004-010 and W2004-011	111,111

SCHEDULE “A” TO ESCROW AGREEMENT

Securityholder

Name:

Terry Amisano

Signature:

(signed) “Terry Amisano”

Address for Notice:

2615 – 134th Street

Surrey, British Columbia

V3T 1Y1

Securities:
Class and Type (i.e. Value Securities or Surplus Securities	Number	Certificate(s) (if applicable)
Value Securities - Common Shares - Common Shares derived from the exercise of Warrant Certificate Nos. W2004-012 and W2004-013	111,111

SCHEDULE “A” TO ESCROW AGREEMENT

Securityholder

Name:

Greg Burnett

Signature:

(signed) “Greg Burnett”

Address for Notice:

903 – 456 Moberly Road

Vancouver, British Columbia

V5Z 4L7

Securities:
Class and Type (i.e. Value Securities or Surplus Securities	Number	Certificate(s) (if applicable)
Value Securities - Common Shares - Common Shares derived from the exercise of Warrant Certificate Nos. W2004-008 and W2004-009	111,111

SCHEDULE “A” TO ESCROW AGREEMENT

Securityholder

Name:

Alan Crawford

Signature:

(signed) “Alan Crawford”

Address for Notice:

Suite 4 – 1609 Balsam Street

Vancouver, British Columbia

V6K 3L9

Securities:
Class and Type (i.e. Value Securities or Surplus Securities	Number	Certificate(s) (if applicable)
Value Securities - Common Shares - Common Shares derived from the exercise of Warrant Certificate Nos. W2004-014 and W2004-015	111,111

SCHEDULE B(1) – TIER 1 VALUE SECURITY ESCROW AGREEMENT

RELEASE OF SECURITIES

Timed Release

Release Dates	Percentage of Total Escrowed Securities to be Released	Total Number of Escrowed Securities to be Released
[Insert date of Exchange Bulletin]	1/4 of your escrow securities
[Insert date 6 months following Exchange Bulletin]	1/3 of your remaining escrow securities
[Insert date 12 months following Exchange Bulletin]	1/2 of your remaining escrow securities
[Insert date 18 months following Exchange Bulletin]	all of your remaining escrow securities
TOTAL	100%

*In the simplest case where there are no changes to the escrow securities initially deposited and no additional escrow securities, then the release schedule outlined above results in the escrow securities being released in equal tranches of 25%.

SCHEDULE B(2) – TIER 2 VALUE SECURITY ESCROW AGREEMENT

RELEASE OF SECURITIES

Timed Release

Release Dates	Percentage of Total Escrowed Securities to be Released	Total Number of Escrowed Securities to be Released
April 1, 2004	1/10 of your escrowed securities
October 1, 2004	1/6 of your remaining escrow securities
April 1, 2005	1/5 of your remaining escrow securities
October 1, 2005	1/4 of your remaining escrow securities
April 1, 2006	1/3 of your remaining escrow securities
October 1, 2006	1/2 of your remaining escrow securities
April 1, 2007	all of your remaining escrow securities
TOTAL	100%

*In the simplest case where there are no changes to the escrow securities initially deposited and no additional escrow securities, the release schedule outlined above results in the escrow securities being released in equal tranches of 15% after completion of the release on the date of the Exchange Bulletin.

SCHEDULE B(3) – TIER 1 SURPLUS SECURITY ESCROW AGREEMENT

RELEASE OF SECURITIES

Timed Release

Release Dates	Percentage of Total Escrowed Securities to be Released	Total Number of Escrowed Securities to be Released
[Insert date of Exchange Bulletin]	1/10 of your escrow securities
[Insert date 6 months following Exchange Bulletin]	1/6 of your remaining escrow securities
[Insert date 12 months following Exchange Bulletin]	1/5 of your remaining escrow securities
[Insert date 18 months following Exchange Bulletin]	1/4 of your remaining escrow securities
[Insert date 24 months following Exchange Bulletin]	1/3 of your remaining escrow securities
[Insert date 30 months following Exchange Bulletin]	1/2 of your remaining escrow securities
[Insert date 36 months following Exchange Bulletin]	all of your remaining escrow securities
TOTAL	100%

*In the simplest case where there are no changes to the escrow securities initially deposited and no additional escrow securities, the release schedule outlined above results in the escrow securities being released in equal tranches of 15% after completion of the release on the date of the Exchange Bulletin.

SCHEDULE B(4) – TIER 2 SURPLUS SECURITY ESCROW AGREEMENT

RELEASE OF SECURITIES

Timed Release

Release Dates	Percentage of Total Escrowed Securities to be Released	Total Number of Escrowed Securities to be Released
[Insert date of Exchange Bulletin]	no release
[Insert date 6 months following Exchange Bulletin]	1/20 of your escrow securities
[Insert date 12 months following Exchange Bulletin]	1/19 of your remaining escrow securities
[Insert date 18 months following Exchange Bulletin]	1/18 of your remaining escrow securities
[Insert date 24 months following Exchange Bulletin]	1/17 of your remaining escrow securities
[Insert date 30 months following Exchange Bulletin]	1/8 of your remaining escrow securities
[Insert date 36 months following Exchange Bulletin]	1/7 of your remaining escrow securities
[Insert date 42 months following Exchange Bulletin]	1/6 of your remaining escrow securities
[Insert date 48 months following Exchange Bulletin]	1/5 of your remaining escrow securities
[Insert date 54 months following Exchange Bulletin]	1/4 of your remaining escrow securities
[Insert date 60 months following Exchange Bulletin]	1/3 of your remaining escrow securities
[Insert date 66 months following Exchange Bulletin]	1/2 of your remaining escrow securities
[Insert date 72 months following Exchange Bulletin]	all of your remaining escrow securities
TOTAL	100%

Pacific Corporate Trust Company

625 Howe St
10th Floor
Vancouver BC
V6C 3B8

T 604.689.9853
F 604.689.8144
pacific@pctc.com
http://www.pctc.com/

April 12, 2005

British Columbia Securities Commission
PO Box 10142 Pacific Centre
701 West Georgia Street 9th Floor
Vancouver, BC
V7Y 1L2

Dear Sirs/Mesdames:

As required by Section 2.2 of National Instrument 54-101, please be advised of the following:

Issuer:	**ZENA CAPITAL CORP**
Meeting Type:	Annual General Meeting
ISIN:	CA98935B1094
Meeting Date:	June 9, 2005
Record Date for Notice:	May 5, 2005
Record Date for Voting:	May 5, 2005
Beneficial Ownership Determination Date:	May 5, 2005
Class of Securities Entitled to Receive Notice:	COMMON SHARES
Class of Securities Entitled to Vote:	COMMON SHARES
OBO Distribution Payment:	Issuer will not pay for OBOs
Material Distributed to:	Non Declining Holders

If you require further information, please contact:

"LAURIE WADDINGTON"

LAURIE WADDINGTON
PACIFIC CORPORATE TRUST COMPANY

cc: Alberta Securities Commission
cc: Manitoba Securities Commission
cc: New Brunswick Securities Commission
cc: Newfoundland Securities Commission
cc: Nova Scotia Securities Commission
cc: Ontario Securities Commission
cc: TSX Venture Exchange
cc: P.E.I. Securities Commission
cc: Quebec Securities Commission
cc: Saskatchewan Securities Commission
cc: Registrar of Securities - NT
cc: Registrar of Securities - YT
cc: Nunavut
cc: CDS Inc.

G:\MeetingsandMailings\MEETINGS\Startup\pdf\\6779ZCC.pdf

ZENA CAPITAL CORP. Annual and Special General Meeting to be held on June 9, 2005 Notice of Annual and Special General Meeting and Information Circular May 5, 2005

ZENA CAPITAL CORP.
Suite 604, 750 West Pender Street

Vancouver, B.C.
V6C 2T7

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special general meeting of the shareholders of Zena Capital Corp. (the “Company”) will be held at Suite 1100, 888 Dunsmuir Street, Vancouver, British Columbia, on Thursday, June 9, 2005 at 10:00 a.m.  At the meeting, the shareholders will receive the financial statements for the year ended December 31, 2004, together with the auditor’s report thereon, and consider resolutions to:

1.

fix the number of directors of the Company for the ensuing year at three;

2.

elect directors for the Company for the ensuing year;

3.

appoint Morgan & Company, Chartered Accountants, as auditor of the Company for the ensuing year and authorize the directors to determine the remuneration to be paid to the auditor;

4.

confirm the Company’s existing stock option plan; and

5.

transact such other business as may properly be put before the meeting.

All shareholders are entitled to attend and vote at the meeting in person or by proxy.  The board of directors requests all shareholders who will not be attending the meeting in person to read, date and sign the accompanying proxy and deliver it to Pacific Corporate Trust Company, Attention:  Corporate Services Division, 10th Floor, 625 Howe Street, Vancouver, B.C., V6C 3B8.  If a shareholder does not deliver a proxy to Pacific Corporate Trust Company by the close of business (Vancouver, British Columbia time) on Monday, June 6, 2005 (or before 48 hours, excluding Saturdays, Sundays and holidays before any adjournment of the meeting at which the proxy is to be used) then the shareholder will not be entitled to vote at the meeting by proxy.  Only shareholders of record at the close of business on Thursday, May 5, 2005 will be entitled to vote at the meeting.

An information circular and a form of proxy accompany this notice.

DATED at Vancouver, British Columbia, the 5th day of May, 2005.

ON BEHALF OF THE BOARD

(signed) “Terry M. Amisano”

Terry M. Amisano,

President and Chief Executive Officer

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ZENA CAPITAL CORP.
Suite 604, 750 West Pender Street

Vancouver, B.C.
V6C 2T7

INFORMATION CIRCULAR
(as at May 5, 2005 except as otherwise indicated)

SOLICITATION OF PROXIES

This information circular (the “Circular”) is provided in connection with the solicitation of proxies by the management of Zena Capital Corp. (the “Company”).  The form of proxy which accompanies this Circular (the “Proxy”) is for use at the annual and special general meeting of the shareholders of the Company to be held on Thursday, June 9, 2005 (the “Meeting”), at the time and place set out in the accompanying notice of meeting (the “Notice of Meeting”).  The Company will bear the cost of this solicitation.  The solicitation will be made by mail, but may also be made by telephone.

APPOINTMENT AND REVOCATION OF PROXY

The person named in the Proxy is a director or officer of the Company.  A registered shareholder who wishes to appoint some other person to serve as their representative at the Meeting may do so by striking out the printed name and inserting the desired person's name in the blank space provided.  The completed Proxy should be delivered to Pacific Corporate Trust Company, Attention:  Corporate Services Division, 10th Floor, 625 Howe Street, Vancouver, B.C. V6C 3B8 by the close of business on Monday, June 6, 2005 (or before 48 hours, excluding Saturdays, Sundays and holidays before any adjournment of the Meeting at which the Proxy is to be used).

The Proxy may be revoked by:

(a)

signing a proxy with a later date and delivering it at the time and place noted above;

(b)

signing and dating a written notice of revocation and delivering it at the time and to the place noted above; or

(c)

attending the Meeting or any adjournment of the Meeting and registering with the scrutineer as a shareholder present in person.

(d)

Provisions Relating to Voting of Proxies

The shares represented by proxy in the enclosed form will be voted or withheld from voting by the designated holder in accordance with the direction of the registered shareholder appointing him.  If there is no direction by the registered shareholder, those shares will be voted for all proposals set out in the Proxy and for the election of directors and the appointment of the auditors as set out in this Circular.  The Proxy gives the person named in it the discretion to vote as such person sees fit on any amendments or variations to matters identified in the Notice of Meeting, or any other matters which may properly come before the Meeting.  At the time of printing of this Circular, the management of the Company knows of no other matters which may come before the Meeting other than those referred to in the Notice of Meeting.

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Non-Registered Holders

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Company are “non-registered” shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares.  A person is not a registered shareholder (a “Non-Registered Holder”) in respect of shares which are held either:  (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)), of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Circular and the Proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.  Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.

Intermediaries will frequently use service companies to forward the Meeting Materials to Non-Registered Holders.  Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder and must be completed, but not signed, by the Non-Registered Holder and deposited with Pacific Corporate Trust Company; or

more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own.  Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management proxyholder named in the form and insert the Non-Registered Holder’s name in the blank space provided.  Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the Proxy or proxy authorization form is to be delivered.

Financial Statements

The audited financial statements of the Company for the year ended December 31, 2004, together with the auditor’s report on those statements (the “Financial Statements”), will be presented to the shareholders at the Meeting.  The Financial Statements are being mailed with this Circular to the shareholders of record.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As at the date of the accompanying notice of meeting, the Company’s authorized capital consists of 200,000,000 shares divided into 100,000,000 common shares without par value and 100,000,000 preferred shares without par value of which 5,000,833 common shares are issued and outstanding and no preferred shares are issued and outstanding. All common shares in the capital of the Company carry the right to one vote.

v3

Shareholders registered as at Thursday, May 5, 2005 are entitled to attend and vote at the Meeting.  Shareholders who wish to be represented by proxy at the Meeting must, to entitle the person appointed by the Proxy to attend and vote, deliver their Proxies at the place and within the time set forth in the notes to the Proxy.

To the knowledge of the directors and executive officers of the Company, as of the date of this Circular, the following persons beneficially own, directly or indirectly, or exercise control or direction over, 10% or more of the issued and outstanding common shares of the Company:

Member	Number of Shares	Percentage of Issued Capital
CDS & Co.(1)	1,839,667	36.8%
Kevin Roger Hanson	786,111	15.7%
Terry Michael Amisano	786,111	15.7%
Greg Burnett	561,111	11.2%
Alan Crawford	561,111	11.2%

Note:

(1)

The beneficial owners of common shares held by depositories are not known to the directors or executive officers of the Company.

As at May 5, 2005, the total number of common shares owned or controlled by management and the directors of the Company and their associates or affiliates was 2,153,333 common shares, representing 43.1% of the total issued and outstanding common shares.

The purpose of the Meeting is to fix the number of and to elect directors for the ensuing year, to appoint the auditor for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditor and to confirm the Company’s existing stock option plan.

ELECTION OF DIRECTORS

The directors of the Company are elected annually and hold office until the next annual general meeting of the shareholders or until their successors are elected or appointed.  The management of the Company proposes to nominate the persons listed below for election as directors of the Company to serve until their successors are elected or appointed.  In the absence of instructions to the contrary, Proxies given pursuant to the solicitation by the management of the Company will be voted for the nominees listed in this Circular.  Management does not contemplate that any of the nominees will be unable to serve as a director.

The number of directors on the board of directors of the Company is currently set at three.  Shareholders will also be asked at the Meeting to pass an ordinary resolution to confirm the number of directors for the ensuing year at three.

The following table sets out the names of the nominees for election as directors, the offices they hold within the Company, their occupations, the length of time they have served as directors of the Company, and the number of shares of the Company and its subsidiaries which each beneficially owns, directly or indirectly, or over which control or direction is exercised, as of the date of this Circular:

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Name, province or state and country of residence and positions, current and former, if any, held in the Company	Principal occupation for last five years	Served as director since	Number of common shares beneficially owned, directly or indirectly, or controlled or directed at present(1)
TERRY M. AMISANO Surrey, B.C. President, Chief Executive Officer and Director	Chartered Accountant and partner at Amisano Hanson, Chartered Accountants	February 8, 2000	786,111
KEVIN R. HANSON(2) North Vancouver, B.C. Director	Chartered Accountant and partner at Amisano Hanson, Chartered Accountants	February 8, 2000	786,111
ALAN CRAWFORD Vancouver, B.C. Director	Managing Director of Techven Finance Corp., a management company providing finance and consulting services to public companies	February 14, 2003	561,111

Notes:

(1)

The information as to common shares beneficially owned or controlled has been provided by the nominees themselves.  Certain of these shares are subject to escrow restrictions.

(2)

Kevin Hanson served as the sole director, President and Secretary of the Company’s wholly owned private subsidiary, Rock Creek Minerals Ltd. from March 5, 2003 to April 14, 2004.

The members of the Company’s audit committee are Terry Amisano, Kevin Hanson and Alan Crawford.  Terry Amisano is the Company’s Chief Executive Officer and is therefore not considered to be an independent member of the audit committee.  Each of Kevin Hanson and Alan Crawford are considered to be independent members.  Each member of the audit committee is “financially literate” in accordance with Multilateral Instrument 52-110 of Canadian Securities Administrators.

The Company does not have an executive committee of its board of directors nor does it have a compensation committee.

No proposed director is being elected under any arrangement or understanding between the proposed directors and any other person or company except the directors and executive officers of the Company acting solely in such capacity.

Corporate Cease Trade Orders or Bankruptcies

Save as hereinafter disclosed, no director or proposed director of the Company is, or within the ten years prior to the date of this Circular has been, a director or executive officer of any company, including the Company, that while that person was acting in that capacity:

(a)

was the subject of a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days; or

(b)

was subject to an event that resulted, after the director ceased to be a director or executive officer of the company being the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

v3

(c)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Kevin Hanson was a director of Commercial Consolidators Corp. from November, 2001 to July, 2002.  In the fall of 2002 Commercial Consolidators had a receiver appointed to manage its affairs.  The receiver was discharged and Commercial Consolidators Corp. was winding up in the fall of 2004.

Individual Bankruptcies

Other than Alan Crawford, no director of the Company has, within the ten years prior to the date of this Circular, become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.  In 1996 Alan Crawford made a Creditor Financial Proposal in British Columbia to settle certain of his outstanding debts.  On May 29, 1996 the trustee acting in respect of the proposal confirmed that the provisions of the proposal had been fully performed.

EXECUTIVE COMPENSATION

Named Executive Officers

Summary of Compensation

There are presently two Named Executive Officers of the Company, being Terry M. Amisano (President and Chief Executive Officer) and Roy Brown (Chief Financial Officer and Secretary).  “Named Executive Officer” means (a) each Chief Executive Officer, (b) each Chief Financial Officer, (c) each of the Company’s three most highly compensated executive officers, other than the Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000, and (d) any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year-end.

Set out below is a summary of compensation paid during the Company’s three most recently completed financial years to the Company’s Named Executive Officers:

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Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options/SARs Granted (#)(1)	Shares or Units Subject to Resale Restrictions ($)	Long Term Incentive Plan Payouts ($)	All Other Compen-sation ($)
Terry M Amisano, President and Chief Executive Officer	2004 2003 2002	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil(2) Nil(2) Nil(2)
Roy Brown(3) Chief Financial Officer and Secretary	2004	Nil	Nil	$29,376	50,000	Nil	Nil	$1,575(5)
Brian Hanson(4) (former Chief Financial Officer and Secretary	2004 2003 2002	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Notes:

(1)

On March 16, 2000 the Company granted incentive stock options to Terry M. Amisano and Brian Hanson which are exercisable until April 9, 2006 at $0.15 per share (5 years from the date of listing the shares on the TSX Venture Exchange Inc.).  As no SARs have been granted, all references are to incentive stock options.

(2)

During the Company’s fiscal year ending December 31, 2004 the Company paid Amisano Hanson, Chartered Accountants, in which Terry Amisano and Kevin Hanson are partners, fees totalling $15,991 for accounting services, $9,000 for consulting services and $18,000 for office rent, equipment and general office supplies rendered to the Company during the year.  The 2003 fees paid by the Company to Amisano Hanson totalled $8,459.00 for accounting services and $18,000 for office rent, equipment and general office supplies and the 2002 fees totalled $12,215.00 for accounting services and $18,000 for office rent, equipment and general office supplies.

(3)

Roy Brown was appointed Secretary and Chief Financial Officer on April 21, 2004.

(4)

Brian Hanson resigned as Secretary and Chief Financial Officer on April 21, 2004 .

(5)

This amount represents travel allowance payments.

Long-Term Incentive Plan Awards

Long term incentive plan awards (“LTIP”) means “a plan providing compensation intended to motivate performance over a period greater than one financial year”.  LTIP awards do not include option or SAR plans or plans for compensation through shares or units that are subject to restrictions on resale.  No LTIP awards were made to the Named Executive Officers during the most recently completed financial year.

Options and Stock Appreciation Rights (SARs)

The Company has implemented a stock option plan dated March 21, 2004 and accepted by the TSX Venture Exchange on April 12, 2004.  Under the Plan, the Board of Directors is authorized to grant incentive stock options to certain directors, senior officers, employees and consultants of the Company and its subsidiary entitling them to purchase common shares.  The purpose of the Plan is to provide the Company with a share related mechanism to enable the Company to attract, retain and motivate qualified directors, senior officers, employees and consultants, to reward directors, employees and consultants for their contribution toward the long term goals of the Company and to enable and encourage such persons to acquire common shares as long term investments.  The stock option plan is administered by the Company’s Secretary at the direction of the board of directors.

v3

The following table sets forth the stock options granted to Named Executive Officers during the most recently completed financial year:

Option/SAR grants during the
most recently completed financial year

Name	Securities Under Options/ SARs Granted (#)	% of Total Options/SARs Granted to Employees(1)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Roy Brown	50,000	22.2%	$0.30	Nil(2)	April 7, 2006

Notes:

(1)

Percentage of all options granted by the Company during the year.

(2)

The exercise price exceeded the market price on April 12, 2004, being the date of grant.

The Company has not repriced downward any options or SARs during its most recently completed financial year.

No stock options or SARs were exercised during the Company’s most recently completed financial year by the Named Executive Officers.  The financial year-end value of unexercised options or SARs on an aggregated basis is as follows:

Aggregate option/SAR exercises during the most recently
completed financial year and financial year-end option/SAR values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized(1) ($)	Unexercised Options/SARs at December 31, 2004		Value of Unexercised in-the-Money Options/SARs at December 31, 2004(2)
			Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Terry M. Amisano, President and Chief Executive Officer	Nil	Nil	131,250	Nil	$22,968.75	Nil
Roy Brown(3) Chief Financial Officer and Secretary	Nil	Nil	50,000	Nil	$625	$625
Brian Hanson,(4) (former Chief Financial Officer and Secretary)	Nil	Nil	10,000	Nil	$1,750	Nil

Notes:

(1)

“Aggregate Value Realized” is calculated by determining the difference between the market value of the securities underlying the options or SARs at the date referred to and the exercise price of the options or SARs and is not necessarily indicative of the value (i.e. loss or gain) actually realized by the Named Executive Officers.

(2)

“in-the-Money Options” means the excess of the market value of the Company’s shares on December 31, 2004 over the exercise price of the options.  Prior to December 31, 2004, the Company’s shares lasted traded on December 30, 2004 at a price of $0.325.

(3)

Roy Brown was appointed Secretary and Chief Financial Officer on April 21, 2004.

(4)

Brian Hanson resigned as Secretary and Chief Financial Officer on April 21, 2004.

v3

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company and its subsidiaries have no employment contracts with its Named Executive Officers other than with Roy Brown which is on a month to month basis.

The Company and its subsidiaries have no compensatory plan, contract or arrangement where a Named Executive Officer is entitled to receive more than $100,000 (including periodic payments or instalments) to compensate such executive officer in the event of resignation, retirement or other termination of the Named Executive Officer’s employment with the Company or its subsidiaries, a change of control of the Company or its subsidiaries, or a change in responsibilities of the Named Executive Officer following a change in control.

Compensation of Directors

There was no compensation paid to directors in their capacity as directors of the Company or its subsidiaries, in their capacity as members of a committee of the board of directors of the Company or its subsidiaries, or as consultants or experts, during the Company’s most recently completed financial year.  During the Company’s most recently completed financial year the Company paid Amisano Hanson, Chartered Accountants (of which Terry Amisano and Kevin Hanson, two directors of the Company, are partners) $18,000  (plus applicable taxes) for office rent and supplies, $15,991 (plus applicable taxes) for accounting services and $9,000 for consulting services (plus applicable taxes).

The Company granted the following incentive stock options to directors, officers, employees and consultants of the Company, other than the Named Executive Officers during the Company’s most recently completed financial year:

Number Granted	Exercise Price per Share	Date of Grant	Expiry Date
75,000	$0.225	April 12, 2004	April 7, 2009
50,000	$0.225	April 12, 2004	April 7, 2009
50,000	$0.30	April 12, 2004	April 7, 2006
50,000(1)	$0.30	April 7, 2004	April 7, 2006

Notes:

(1)

These options were cancelled during the Company’s most recently completed financial year.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets out those securities of the Company which have been authorized for issuance under equity compensation plans:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by the securityholders	447,500	$0.1877	52,583
Equity compensation plans not approved by the securityholders	Nil	Nil	Nil
Total	447,500	$0.1877	52,583

v3

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the current or former directors, executive officers, employees of the Company or its subsidiaries, the proposed nominees for election to the board of directors of the Company, or their respective associates or affiliates, are or have been indebted to the Company or its subsidiaries since the beginning of the last completed financial year of the Company.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company or any proposed nominee of management of the Company for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, since the beginning of the Company’s last financial year in matters to be acted upon at the Meeting, other than the election of directors or the appointment of auditors and the confirmation of the Company’s stock option plan (as a result of directors and officers holding outstanding stock options in the Company).

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Save and except for Roy Brown (the Company’s Chief Financial Officer and Secretary), none of the persons who were directors or executive officers of the Company or a subsidiary of the Company at any time during the Company's last financial year, the proposed nominees for election to the board of directors of the Company, any person or company who beneficially owns, directly or indirectly, or who exercises control or direction over (or a combination of both) more than 10% of the issued and outstanding common shares of the Company, nor any associate or affiliate of those persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction or proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.  Roy Brown has an interest in the agreement dated September 30, 2003 (as amended) between the Company and Byard MacLean pursuant to which the Company acquired an option to purchase a 100% interest in the Rock Creek mineral claims located in British Columbia.  Pursuant to the agreement, MacLean is entitled to a 20% net profits royalty on production from the claims and to a percentage of any excess funds derived from exploration on the claims (after reimbursing the Company for exploration expenditures therein).  Roy Brown is entitled to 37.5% of the net profits royalty and excess funds paid to MacLean.  Roy Brown obtained this interest prior to becoming the Company’s Chief Financial Officer and Secretary.

MANAGEMENT CONTRACTS

No management functions of the Company or its subsidiaries are to any substantial degree performed by a person or company other than the directors or executive officers of the Company or its subsidiaries.

APPOINTMENT OF AUDITOR

Auditor

The management of the Company intends to nominate Morgan & Company, Chartered Accountants, for re-appointment as auditor of the Company.  Forms of proxy given pursuant to the solicitation by the management of the Company will, on any poll, be voted as directed and, if there is no direction, for the re-appointment of Morgan & Company, Chartered Accountants, as auditor of the Company to hold office until the close of the next annual general meeting of the Company, at a remuneration to be fixed by the directors.  Morgan & Company, Chartered Accountants, was first appointed as auditor of the Company on August 3, 2000.

v3

AUDIT COMMITTEE

The Company is required to have an audit committee comprised of not less than three directors, a majority of whom are not officers or employees of the Company or an affiliate of the Company.  The Company's current audit committee consists of:

Name	Present Office
Terry M. Amisano	Director, President and Chief Executive Officer
Kevin R. Hanson	Director
Alan Crawford	Director

Audit Committee Charter

The text of the audit committee’s charter is attached as Schedule “A” to this Circular.

Independence

Multilateral Instrument 52-110 Audit Committees, (“MI 52-110”) provides that a member of an audit committee is “independent” if the member has no direct or indirect material relationship with the Company, which could, in the view of the Company’s board of directors, reasonably interfere with the exercise of the member’s independent judgment.

The majority of all of the members of the Company’s audit committee, are independent as that term is defined.

Financial Literacy MI 52-110 provides that an individual is “financially literate” if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

All of the directors of the Company are financially literate as that term is defined.

Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year, the audit committee of the Company has not made any recommendations to nominate or compensate an external auditor which were not adopted by the board of directors of the Company.

Reliance on Certain Exemptions

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on:

(a)

the exemption in section 2.4 (De Minimis Non-audit Services) of MI 52-110; or

(b)

an exemption from MI 52-110, in whole or in part, granted under Part 8 (Exemptions).

Pre-Approval Policies and Procedures

The audit committee has not adopted any specific policies and procedures for the engagement of non-audit services.

v3

Audit Fees

The following table sets forth the fees paid by the Company and its subsidiaries to Morgan & Company, Chartered Accountants, for services rendered in the last two fiscal years:

	2003	2004
Morgan & Company	($ thousand)
Audit fees	$2,325	$2,000
Audit-related fees	Nil	Nil
Tax fees	Nil	Nil
All other fees	Nil	Nil
Total	$2,325	$2,000

Exemption in Section 6.1

The Company is a “venture issuer” as defined in MI 52-110 and is relying on the exemption in section 6.1 of MI 52-110 relating to Parts 3 (Composition of Audit Committee) and 5 (Reporting Obligations).

PARTICULARS OF MATTERS TO BE ACTED UPON

Confirmation of Approval of Stock Option Plan

Shareholders are being asked to confirm the approval of the Company’s Stock Option Plan dated March 31, 2004 which was initially approved by the shareholders of the Company at the meeting of shareholders held on June 30, 2003 and confirmed at the Company’s annual general meeting held on June 24, 2004.  The Stock Option Plan has also been approved by the directors of the Company and the TSX Venture Exchange (the “Exchange”).  There have been no changes to the Stock Option Plan since it was adopted and approved by the shareholders.  The purpose of the Stock Option Plan is described in the section “Executive Compensation – Options and Stock Appreciation Rights (SARS)” of this Circular.

The following information is intended as a brief description of the Stock Option Plan and is qualified in its entirety by the full text of the Stock Option Plan, which will be available for review at the Meeting.

1.

The maximum number of shares that may be issued upon the exercise of stock options granted under the Stock Option Plan shall not exceed 10% of the issued and outstanding common shares of the Company at the time of grant, the exercise price of which, as determined by the board of directors in its sole discretion, shall not be less than the closing price of the Company’s shares traded through the facilities of the Exchange on the date prior to the date of grant, less allowable discounts, in accordance with the policies of the Exchange or, if the shares are no longer listed for trading on the Exchange, then such other exchange or quotation system on which the shares are listed or quoted for trading.

2.

The board of directors shall not grant options to any one person in any one year which will, when exercised, exceed 5% of the issued and outstanding shares of the Company or any consultant which in any one year will exceed 2% of the issued and outstanding shares of the Company or in any one year period to those persons employed by the Company who perform investor relations services which will, when exercised, in aggregate, exceed 2% of the issued and outstanding shares of the Company.

3.

Upon expiry of an option, or in the event an option is otherwise terminated for any reason, without having been exercised in full, the number of shares in respect of the expired or terminated option shall again be available for the purposes of the Plan.  All options granted under the Stock Option Plan may not have an expiry date exceeding five years from the date on which the board of directors grant and announce the granting of the option.

4.

If the option holder ceases to be a director of the Company or ceases to be employed by the Company (other then by reason of death), or ceases to be a consultant of the Company as the case may be, then the option granted shall expire on no later than the 30th day following the date that the option holder ceases to be a director, ceases to be employed by the Company or ceases to be a consultant of the Company, subject to the terms and conditions set out in the Stock Option Plan.  Options granted to an option holder who is engaged in investor relations activities must expire within 30 days after the option holder ceases to be so employed.

5.

The options may be subject to such vesting schedule over time as the board of directors may, in their discretion, implement or as may be required by the Exchange.

n accordance with the policies of the Exchange, a plan with a rolling 10% maximum must be confirmed by shareholders at each annual general meeting.

Accordingly, at the Meeting,  the shareholders will be asked to pass the following resolution:

“IT IS RESOLVED THAT approval of the Company’s Stock Option Plan is hereby confirmed.”

General Matters

It is not known whether any other matters will come before the Meeting other than those set forth above and in the Notice of Meeting, but if any other matters do arise, the person named in the Proxy intends to vote on any poll, in accordance with his or her best judgement, exercising discretionary authority with respect to amendments or variations of matters set forth in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment of the Meeting.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com.  Financial information about the Company is provided by the Company’s comparative annual financial statements to December 31, 2004, a copy of which, together with Management’s Discussion and Analysis thereon, accompanies this Circular.  Additional financial information concerning the Company may be obtained by any securityholder of the Company free of charge by contacting Kevin Hanson at Suite 604, 750 West Pender Street, Vancouver, British Columbia, V6C 2T7, telephone: 604-689-0188; e-mail: khanson@amisanohanson.com..

BOARD APPROVAL

The contents of this Circular have been approved and its mailing authorized by the directors of the Company.

DATED at Vancouver, British Columbia, the 5th day of May, 2005.

ON BEHALF OF THE BOARD

(signed) “Terry M. Amisano”

Terry M. Amisano,

President and Chief Executive Officer

ZENA CAPITAL CORP.

Schedule “A”
Audit Committee Charter

The Audit Committee is a committee of the Board to which the board delegates its responsibilities for the oversight of the accounting and financial reporting process and financial statement audits.

The Audit Committee will:

(a)

review and report to the Board of Zena Capital Corp. (“Zena”) on the following before they are published:

(i)

the financial statements and MD&A (management discussion and analysis) (as defined in National Instrument 51-102) of Zena;

(ii)

the auditors report, if any, prepared in relation to those financial statements,

(b)

review Zena’s annual and interim earnings press releases before Zena publicly discloses this information,

(c)

satisfy itself that adequate procedures are in place for the review of Zena’s public disclosure of financial information extracted or derived from Zena’s financial statements and periodically assess the adequacy of those procedures,

(d)

recommend to the Board:

(i)

the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for Zena; and

(ii)

the compensation of the external auditor,

(e)

oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for Zena, including the resolution of disagreements between management and the external auditor regarding financial reporting,

(f)

monitor, evaluate and report to the Board on the integrity of the financial reporting process and the system of internal controls that management and the Board have established,

(g)

monitor the management of the principal risks that could impact the financial reporting of Zena,

(h)

establish procedures for:

(i)

the receipt, retention and treatment of complaints received by Zena regarding accounting, internal accounting controls, or auditing matters; and

(ii)

the confidential, anonymous submission by employees of Zena of concerns regarding questionable accounting or auditing matters,

(i)

pre-approve all non-audit services to be provided to Zena or its subsidiary entities by Zena’s external auditor,

(j)

review and approve Zena’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of Zena,

(k)

with respect to ensuring the integrity of disclosure controls and internal controls over financial reporting, understand the process utilized by the Chief Executive Officer and the Chief Financial Officer to comply with Multilateral Instrument 52-109,

(l)

review and recommend to the Board any changes to accounting policies;

(m)

review the opportunities and risks inherent in Zena’s financial management and the effectiveness of the controls thereon; and

(n)

review major transactions (acquisitions, divestitures and funding).

v3

Composition of the Committee

The committee will be composed of 3 directors from Zena’s Board the majority of whom will be independent.  Independence of the Board members will be as defined by applicable legislation and as a minimum each committee member will have no direct or indirect relationship with Zena which, in the view of the Board, could reasonably interfere with the exercise of a member’s independent judgment.

All members of the committee will be financially literate as defined by applicable legislation.  If, upon appointment, a member of the committee is not financially literate as required, the person will be provided a three month period in which to achieve the required level of literacy.

Authority

The committee has the authority to engage independent counsel and other advisors as it deems necessary to carry out its duties and the committee will set the compensation for such advisors.

The committee has the authority to communicate directly with and to meet with the external auditors and the internal auditor, without management involvement.  This extends to requiring the external auditor to report directly to the committee.

Reporting

The reporting obligations of the committee will include:

1.

reporting to the Board on the proceedings of each committee meeting and on the committee’s recommendations at the next regularly scheduled directors meeting; and

2.

reviewing, and reporting to the Board on its concurrence with, the disclosure required by Form 52-110F2 in any management information circular prepared by Zena.

Proxy

ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

ZENA CAPITAL CORP.

TO BE HELD AT THE OFFICES OF THE COMPANY, SUITE 1100, 888 DUNSMUIR STREET, VANCOUVER, BRITISH COLUMBIA ON THURSDAY, JUNE 9, 2005, AT 10:00 AM

The undersigned shareholder (“Registered Shareholder”) of the Company hereby appoints, Terry Amisano, a Director of the Company, or failing this person, Kevin Hanson, a Director of the Company, or in the place of the foregoing,                                                             (print the name), as proxyholder for and on behalf of the  Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the “Meeting”) and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at the Meeting.

REGISTERED HOLDER SIGN HERE: ______________________________________

DATE SIGNED:  _______________________________________

v3

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
1. To fix the number of directors for the ensuing year at 3			n/a
2. To elect Terry Amisano as Director		n/a
3. To elect Kevin Hanson as Director		n/a
4. To elect Alan Crawford as Director		n/a
5. Appointment of Morgan & Company as auditors of the Company		n/a
6. To confirm the Company’s stock option plan as set out in accompanying Information Circular			n/a

If the Registered Shareholder does not wish to confer discretionary authority on the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out above or matters which may properly come before the Meeting, please tick this box .

THIS PROXY MUST BE SIGNED AND DATED.

SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1.

This Proxy is solicited by the Management of the Company.

2.

This form of proxy (“Instrument of Proxy”) must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.

If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company.

4.

A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

5.

A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a)

  appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder).  Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified in this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

OR

(b)

  appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder’s instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6.

The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly.  Further, unless otherwise specified by the Registered Shareholder, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7.

If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person.  To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, a proxy must be DEPOSITED at the office of “PACIFIC CORPORATE TRUST COMPANY” no later than the close of business (Vancouver, British Columbia time) on Monday, June 6, 2005 (or before 48 hours, excluding Saturdays, Sundays and holidays before any adjournment of the meeting at which the proxy is to be used).

The mailing address of Pacific Corporate Trust Company is 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, and its fax number is (604) 689-8144.

Telephone voting can be completed at 1-888-Tel-Vote (1-888-835-8683)   and   Internet voting at http://www.stocktronics.com/webvote

Ministry of Finance Corporate and Personal Property Registries www.fin.gov.bc.ca/registries		TRANSITION APPLICATION FORM 43 – BC COMPANY Section 437 Business Corporations Act

Telephone:  250 356 – 8626

DO NOT MAIL THIS FORM to the Corporate and Personal Property Registries unless you are instructed to do so by registry staff.  The Regulation under the Business Corporations Act requires this form to be filed on the Internet at www.corporateonline.gov.bc.ca

Freedom of Information and Protection of Privacy Act (FIPPA)

The personal information requested on this form is made available to the public under the authority of the Business Corporations Act.  Questions about how the FIPPA applies to this personal information can be directed to the Administrative Assistant of the Corporate and Personal Property Registries at 250 356-1198,
PO Box 9431 Stn Prov Govt, Victoria BC  V8W 9V3.

A. INCORPORATION NUMBER OF COMPANY
600972
B. NAME OF COMPANY Enter the name of the company applying for transition.
Zena Capital Corp.
C. CERTIFIED CORRECT – I have read this form and found it to be correct.
NAME OF AUTHORIZED SIGNING AUTHORITY FOR THE COMPANY	SIGNATURE OF AUTHORIZED SIGNING AUTHORITY FOR THE COMPANY	DATE SIGNED
Kevin Hanson	x (signed) “Kevin Hanson”	YYYY / MM / DD 2005/04/05

NOTICE OF ARTICLES

A. NAME OF COMPANY Set out the name of the company. The name must be the name that the company had immediately before the time of this filing. Zena Capital Corp.
B. TRANSLATION OF NAME Set out every translation of the company name that the company intends to use outside of Canada.

C.

DIRECTOR NAME(S) AND ADDRESS(ES)

Set out the name and prescribed address of each individual who was, immediately before the time of this filing, a director of the company.  A prescribed address for a director is either (a) the delivery address and, if different, the mailing address for the office at which the individual can usually be served with records between 9:00 a.m. and 4 p.m. on business days or (b) the delivery address and mailing address, if different, of the individual’s residence.  The delivery address must not be a post office box.  Before this form can be filed, the company must ensure that immediately before the transition application is submitted to the registrar for filing, the information in the corporate register respecting the directors of the company is correct.  Attach an additional sheet if more space is required.

last name first name middle name	DELIVERY ADDRESS including province/state, country and postal/ zip code	MAILING ADDRESS including province/state, country and postal/zip code
Hanson, Kevin R.	3345 Huntleigh Court North Vancouver, BC V7H 1C9	3345 Huntleigh Court North Vancouver, BC V7H 1C9
Amisano, Terry M.	2615 13th Street Surrey, BC V4P 1Y1	2615 13th Street Surrey, BC V4P 1Y1
Crawford, Alan G.	4 - 1609 Balsam Street Vancouver, BC V6K 3L9	4 - 1609 Balsam Street Vancouver, BC V6K 3L9

D. REGISTERED OFFICE ADDRESSES Set out the delivery and mailing addresses of the office that was the registered office of the company immediately before the time of this filing.
DELIVERY ADDRESS OF THE COMPANY’S REGISTERED OFFICE (INCLUDING BC and POSTAL CODE) #1100-888 Dunsmuir Street, Vancouver, BC V6C 3K4
MAILING ADDRESS OF THE COMPANY’S REGISTERED OFFICE (INCLUDING BC and POSTAL CODE) #1100-888 Dunsmuir Street, Vancouver, BC V6C 3K4
E. RECORDS OFFICE ADDRESSES Set out the delivery and mailing addresses of the office that was the records office of the company immediately before the time of this filing.
DELIVERY ADDRESS OF THE COMPANY’S RECORDS OFFICE (INCLUDING BC and POSTAL CODE) #1100-888 Dunsmuir Street, Vancouver, BC V6C 3K4
MAILING ADDRESS OF THE COMPANY’S RECORDS OFFICE (INCLUDING BC and POSTAL CODE) #1100-888 Dunsmuir Street, Vancouver, BC V6C 3K4
F. PRE-EXISTING COMPANY PROVISIONS (refer to Part 17 and Table 3 of the Regulation under the Business Corporations Act) Pre-existing Company Provisions apply to this company.

G. AUTHORIZED SHARE STRUCTURE

Set out the authorized share structure of the company.  The information set out must reflect the information that was contained in the company’s memorandum or articles immediately before the time of this filing.  Attach an additional sheet if more space is required.

For each class or series of shares please re-state the information contained in the company’s memorandum or articles.

•

The identifying name of each class or series of its shares.

•

The maximum number of shares of the class or series of shares that the company is authorized to issue.

•

The kind of shares of the class or series of shares – state whether the shares are without par value or with par value – if with par value, state the amount of the par value, in Canadian dollars.

•

Whether or not there are special rights or restrictions attached to the shares of the class or series of shares

	Maximum number of shares of this class or series of shares that the company is authorized to issue, or indicate there is no maximum number	Kind of shares of this class or series of shares		Are there special rights or restrictions attached to the shares of this class or series of shares?
Identifying name of class or series of shares	maximum number of shares authorized or no maximum Number	par value or without par value	type of currency	yes/no
Common	100,000,000	without par value	n/a	Yes
Preferred	100,000,000	without par value	n/a	Yes

ZENA CAPITAL CORP.

604 – 750 West Pender Street

Vancouver, British Columbia, Canada  V6C 2T7

FOR IMMEDIATE RELEASE Trading Symbol: (TSX-V: ZCC)

Vancouver, B.C. - May 3, 2005 - ZENA CAPITAL CORP. (the “Company”) advises it has been unable to conclude a land access agreement for access to certain barite claims located near Rock Creek, British Columbia that it holds under option after an additional 90 days of negotiation with the applicable Landowner.  At the request of the Company, the Gold Commissioner’s office in Nelson attempted to assist the parties in concluding a mutually acceptable land access agreement.  However, after several cancellations and delays by the Landowner to meetings scheduled to resolve the terms of access, it became evident that the Company should submit to the Mediation and Arbitration Board (the “MAB”) to obtain access.  On April 6, 2005, the Company’s submission along with the report of the Gold Commissioner’s office was delivered to the MAB.

The Company also reports that it’s supply agreement with a leading provider of drilling mud for the oil-and-gas-drilling industry has expired and has not been renewed.  The Company is attempting to negotiate a new supply agreement to mitigate its ongoing losses in this matter.

On April 19, 2005, the Company received a letter from the British Columbia Ministry of Energy and Mines (the “BCEM”) indicating that a work permit for the Company’s continued exploration program was being prepared conditional only on the completion of the MAB process.

The Company is confident that it will be successful in obtaining access to the property and will use its best efforts to negotiate a new supply agreement.

The Company may seek to recover from the applicable responsible parties, including the landowner and the BCEM, any financial loss that arises from the delay in obtaining access and work permits.

Please contact Terry Amisano if you have any questions.

ZENA CAPITAL CORP.

/s/ Terry Amisano

Terry Amisano

President and CEO

The TSX VENTURE EXCHANGE nor any other regulatory authority body has reviewed and therefore does not accept responsibility for the adequacy or accuracy of this release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Zena Capital Corp. -- SEC File No. 0-50829

(Registrant)

Date: May 20, 2005        By /s/ Terry Amisano____________________

                                 Terry Amisano, President/Director